FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Report

30 June 2014

August 2014

2

Certification of the Board of Directors

on the financial statements as at 30 June 2014

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 5 of Law 3556/07.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The interim financial report for the period ended 30 June 2014 has been prepared in accordance with IAS 34 and IFRS as adopted by the European Union and present a true and fair view of the items in the Statement of Financial Position, Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity and Cash Flow Statement of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors report for the period ended 30 June 2014 truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07.

Athens, 28 August 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

Board of Directors Report

for the period ended 30 June 2014

Economic environment during the first half of 2014

The global economy lost steam in the first half of 2014, compared with the second half of 2013, as economic growth decelerated in advanced economies, particularly in the US, whereas activity was also weaker-than-expected in some major emerging market economies reflecting weak external demand, tighter financial conditions since May 2013 (taper-tantrum) and softer investment growth. More specifically, in the US, weak private consumption and negative contribution from net exports, on top of once-off factors such as adverse weather conditions and the very slow pace of inventories accumulation, took their toll in economic activity with real GDP contracting for the first time in three years by 2.1% q-o-q (annualized) in the first quarter of 2014. Meanwhile, the US housing market recovery has slowed materially on the back of, inter alia, increasing mortgage interest rates. However, the US economy has gathered momentum in the second quarter of the year and returned to positive growth rates (4.0% q-o-q annualized), with labor market conditions improving considerably and the unemployment rate hovering around six-year lows (6.2% as of July 2014). In the euro area, the economy continued to recover only gradually with real GDP increasing by 0.2% q-o-q in the first quarter of 2014, as domestic demand demonstrated signs of revival mainly due to a slower pace of fiscal consolidation. However, the euro area economic growth remains anemic as activity continues to be constrained by a still stubbornly high unemployment rate, as well as elevated private and public debt. Having said that, euro area GDP growth slowed to zero (on a quarterly basis) in Q2:14 with geopolitical tensions in Eastern Europe weighing on business sentiment, as well. In Japan, real GDP surged by 6.1% q-o-q (annualized) in the first quarter of 2014 mainly due to front-loaded private domestic demand ahead of the increase in the consumption tax-rate (to 8.0% from 5.0%) that took place in April 2014 as a first step on behalf of the Japanese Government to put its public finances on a sustainable path. In the second quarter of the year, economic activity contracted sharply as a result of the aforementioned increase in the consumption tax rate hike with real GDP declining by 6.8% q-o-q annualized.

Major central banks continued their ultra accommodative monetary policy stance in the first half of 2014, albeit the Fed decided to slowdown its monthly asset purchases (USD 85.0 billion as of December 2013) effectively from January 2014, and has reduced the monthly pace of asset purchases to USD 25.0 billion, as of July 2014.  Looking forward, the Fed is expected to carry on with a gradual decrease of assets purchases, projecting to terminate them by October 2014 given the ongoing improvement in labor market conditions and inflation moving back its target of 2.0%. Note, however, that the Fed will continue to roll-over maturing Treasuries and agency Mortgage Backed Securities (thus maintaining an accommodative stance) at least until the first rate increase has taken place. Moreover, the Fed applies qualitative forward guidance, stating that its policy rate is expected to remain at ultra low levels for a considerable period after the asset purchase programme ends. On the other side of the Atlantic, the European Central Bank (“ECB”) reduced its main refinancing rate by 10 bps to 0.15% in June 2014, while it cut its deposit rate by 10 bps to negative (-0.1%) for the first time in its history amid anemic growth prospects and deflationary pressures. At the same time, the ECB announced targeted long-term refinancing operations (TLTROs) maturing in September 2018, with the initial operation to be conducted in September 2014, in order to revive bank lending toward the private sector (excluding mortgages) of the euro area economy. Finally, the Bank of Japan continued the aggressive expansion of its balance sheet mainly through purchases of Japanese Government bonds at an annual pace of JPY 50.0 trillion in order to achieve inflation of 2.0% y-o-y (excluding the effect of the consumption tax-rate increase) during full-year 2015.

After six years of recession, economic activity in Greece shows (since the beginning of 2014) signs of stabilization with recessionary momentum losing steam rapidly. The pace of GDP contraction slowed notably in H1:2014 (0.7% y-o-y from 2.3% y-o-y and 3.9% y-o-y in Q4:2012 and full-year 2013 respectively), on the back of a significant reduction in the pace of contraction of domestic demand (1.4% y-o-y in Q1:2014 compared to 5.7% y-o-y in full-year 2013) and accelerating growth in exports (5.4% y-o-y in constant terms, supported by increasing services exports)(1).

Private consumption trend registered a notable improvement, increasing by 0.7% y-o-y in Q1:2014 compared to 6.0% reduction y-o-y in full-year 2013, as a result of supportive confidence and base effects on final spending of non-income constrained households and a slowing pace of wage contraction (1.5% y-o-y in 2014 compared with 6.5% y-o-y in 2013). It must be noted that the base of comparison is supportive of consumption growth as most components of domestic spending fell to multi-year lows in 2013 following 6 years of recession. Moreover, the pace of contraction of employment slowed to 0.7% y-o-y in Q1:2014 from 4.9% y-o-y in full-year 2013 contributing to the stabilization of final spending, although unemployment remains near historical highs (27.2% in Q1:2014). Moreover, the adjustment in personnel expenses is impressive (19.2% cumulatively in the 2010-2013 period) and is translated into solid reduction of unit labor cost that exceeded 15% cumulatively in the same period.

Business conditions are improving, especially in tourism-related services sectors, and capacity utilization rates in export-oriented industrial sectors are gradually returning towards their long-term averages. According to the national accounts data for Q1:2014, the annual growth in business investment, excluding construction, increased by 2.4% y-o-y, while non residential construction declined marginally (0.5% y-o-y). The free fall in residential construction continues (42.3% y-o-y in Q1:2014) and the annual drop in house prices slowed to 8.5% y-o-y in Q1:2014 from 10.8% in full-year 2013. The residential market continues to face strong headwinds resulting from the high stock of unsold houses —amplified by sales of secondary and previously rented homes — and very limited demand against a backdrop of falling incomes, elevated tax burden and uncertainty about the application of capital gains tax on property in H1:2014.

Nonetheless, the gradual improvement in liquidity conditions (on the back of the acceleration in the clearance of government arrears to the private sector, a timely implementation of the public investment program and improving access of larger firms and Greek banks to market financing) in conjunction with the prospective further improvement in demand are expected to support business investment in following months.

(1)  It must be noted that data concerning GDP components are available until Q1:2014

Net exports are estimated to have added 0.6 pps in real GDP growth in Q1:2014 (compared to 2.0 pps in an annual basis in full-year 2013)  as the support from the strong increase in services exports has been partially offset by slightly weaker goods exports and accelerating imports (2.2% y-o-y in Q1:2014, in constant terms) that reflect increasing demand for primary inputs, fuels, capital goods (including ships and other transportation equipment) and specific categories of consumer durables.

In this respect, external adjustment continued at a strong pace in 5M:2014 following the achievement of the first annual surplus in current account balance in decades in 2013 (0.8% of GDP in full-year 2013). The main sources of the additional improvement in 2014 are the increase in services surplus (i.e. net tourism and shipping revenue that increased by 23.9% y-o-y in 5M:2014) and higher current transfers from the EU (19.2% y-o-y) which have outweighed higher payments for ships and lower exports of oil products.

The sharp and sustained decline in activity and unit labor costs (6.4% y-o-y in full-year 2013 and 15.0% cumulatively from their peak in 2009) has resulted in disinflationary trends in the economy, with headline inflation falling deeper in negative territory (1.4% y-o-y in H1:2014 from 0.9% y-o-y in full-year 2013).

The Greek banking system and the private sector, remain in deleveraging mode. Outstanding credit to private sector contracted by 14.0% in the period December 2009 to June 2014, with business and household lending declining by 4.7% and 3.0% y-o-y, respectively, in 6M:2014. Total deposits in the Greek banking system increased by €3.4 billion in the 5 months to June 2014 and are €14.6 billion higher than their level of June 2012, when outflows from the banking system have peaked in an environment of extreme uncertainty.

Greece’s intensive efforts to address the large fiscal imbalances that resulted in 2013 in a primary surplus of 0.8% in GDP in general government budget (the first one in 12 years). State Budget implementation in 2014 remains on course to overperform for a second consecutive year compared with its annual fiscal targets. Favorable budgetary developments in 6M:2014 are based on improving revenue trends, which supplement a continuing restrain on the spending side. Overall, the primary surplus in the State Budget in 6M:2014 reached 0.4% of GDP, exceeding by 0.7% of GDP the respective 6M target of the Medium Term Fiscal Strategy (MTFS). However, the accumulation of tax payment arrears continued. Nonetheless, the current overperformance in government budget implementation broadly compensates for the underlying formation of new arrears at a general government level (€0.8 billion). Finally, the progress in government’s privatization programme continues to lag behind the programme targets.

European Financial Stability Facility (“EFSF”) approved on April the disbursement of €6.3 billion to Greece, given full compliance with prior actions by Greece. This was the first tranche of the total €8.3 billion installment approved by the Eurogroup on 1 April 2014, following the conclusion of the fourth review mission of Greece’s macroeconomic adjustment programme. The 2nd tranche of €1.0 billion to Greece had been approved on July 2014, taking into consideration the full implementation of a set of milestones and the 3rd is expected to be disbursed within Q3:2014, conditional upon the implementation of remaining milestones, whereas the International Monetary Fund (“IMF”) approved the disbursement of EUR 3.4 billion to Greece on May 2014.

Moreover, the solid progress in fiscal adjustment and the improvement in macroeconomic conditions, together with supportive economic and monetary conditions in the euro area, as well the upgrading of Greece’s government bond rating by international rating agencies in the first 8-months of 2014 (to B- by S&P, to Caa3 by Moody’s and to B by Fitch) led to significant progress in Greek financial asset valuations (sovereign bonds and equity) in 2013 and early 2014, as a result of steadily improving sentiment of investors for Greece. In this environment, the Greek government managed to re-access the market in April 2014, through a 5-year bond sale of €3.0 billion — the first sale since the activation of the financial support program for Greece in May 2010 — with a yield of 5.8%. This issuance has been followed by 3-year bond sale in July, in which Greece raised an additional €1.5 billion with a yield of 3.5%. In this respect, the current liquidity position of the Greek state appears sufficient to fully cover the financing needs in Q3:2014, even assuming no other disbursement of program funding in this period.

During the first half of 2014 the Greek banking system made further steps to improve its capital structure, liquidity and performance. At end-March 2014, the results of the stress tests conducted by the Bank of Greece in cooperation with BlackRock were published. According to those results, capital needs of Greek banks for the period of June 2013 to December 2016 were estimated at €6.4 billion under the Baseline Scenario and €9.4 billion according to the Adverse Scenario. Banks submitted capital plans to cover their estimated capital needs under the Adverse Scenario, which include various actions of capital reinforcement like the sale of non-core assets. Furthermore, all systemic banks proceeded to capital increases to fully cover their estimated capital needs.

The successful capital increases of the four systemic banks through international book building processes reflect the trust of capital markets to their future prospects. The total amount of capital raised in a two-month period was €8.3 billion, mostly covered by international investors. Additionally, NBG and Piraeus Bank issued senior bonds of €750 million and €500 million, with a 5-year and a 3-year duration respectively, achieving a significant oversubscription by three to six times.

The Greek banking system has completed the capital-enhancing measures required, gradually restoring capital adequacy ratios to internationally competitive levels, even under adverse scenarios, while moving ahead with the last round of supplementary actions to enhance their capital structure, the emphasis being on purely banking activities. The clear deceleration in creation of new loan delinquencies and accordingly the ability to reduce provisions, combined with the stabilization of deposit base, the substantial cuts in operating costs and the gradual return to the markets, are making access to liquidity easier while supporting sound, long-term core profitability.

In the first half of 2014, the macroeconomic picture in Turkey was mixed. Economic growth accelerated and external imbalances receded; however, the profitability of the banking sector weakened. Indeed, the Turkish economy seems to have gained momentum in the first half of 2014, in view of the first quarter growth performance (up 4.3% y-o-y from 2.9% y-o-y in the same quarter a year ago) and most of leading indicators. Interestingly, the pick-up in economic activity was driven by buoyant external demand, for the first time since end-

2012. The first quarter growth performance would have been even higher had domestic demand not decelerated markedly, on the back of a sharp tightening of the monetary policy stance and the increase in domestic political uncertainty ahead of the end-March local elections. Note that the central bank average effective funding rate soared to 9.5% in the first half of the year from 5.8% in the full-year 2013, curbing the growth of lending to the private sector to 21.8% y-o-y in June from 32.2% in December 2013, in line with the authorities’ efforts to contain credit activity growth at 15% by the end of the year. Looking ahead, economic activity is set to weaken somewhat in the second half of the year, due to tighter monetary policy stance. In fact, in a bid to avoid a high volatility of the domestic currency in the context of high inflation (ending the year at 8.3% y-o-y according to the consensus forecast), the central bank is likely to maintain the average effective funding rate above 8% in the second half of the year. We see the full-year 2014 GDP growth at 3.5% (close to its long-term potential of 4%).

The deceleration in domestic demand was accompanied by a narrowing of the current account deficit to 6.4% of GDP in June in 12-month rolling terms, compared with 7.9% in December 2013. Financing the current account deficit had been manageable until end-June; however, the quality of the financing had remained poor, as the bulk of the current account deficit continued to hinge on short term financing (large portfolio inflows and repatriation of bank and non-bank residents’ assets abroad). Against this backdrop of poor quality of financing, the economy and the domestic currency would remain vulnerable to sudden shifts in global investor sentiment, due to fears of earlier-than-expected increase in the Fed central rate and, to a lesser extent, risks of renewed political tensions, especially in the build up to the June 2015 legislative elections.

In line with the sharp tightening of the monetary policy stance in the first half of the year, the Turkish banking sector profitability weakened; however, the quality of its assets remained sound and its capital base strengthened. Specifically, in the first half of the year, the return on average equity ratio moderated to a still robust 12.7% (annualised) from 14.2% in the full-year 2013; the non-performing loans-to-total loans ratio remained broadly unchanged from its 2013 level of 2.8%; and the capital adequacy ratio rose to 16.3% from 15.3% in the full-year 2013, well above the statutory threshold of 12%.

In the first half of 2014, the macroeconomic picture in South Eastern Europe — 5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania and Serbia) improved further. Economic activity seems to have strengthened in the first half of 2014, in view of the first quarter growth performance (up to 2.9% y-o-y from 1.9% y-o-y in the same quarter a year earlier) and a large number of leading indicators. Looking ahead, economic activity is set to keep momentum in the second half of the year, with the composition shifting from export-led growth in 2013 towards domestic demand. Indeed, stronger real disposable income, on the back of improving labour market conditions and weaker inflation, should boost private consumption, while better absorption of EU funds should strengthen further investments. We foresee the full-year 2014 GDP growth moving further towards its long-term potential of 3.5%, standing at 3.0%.

On another positive note, the adjustment in external imbalances, started in 2009 in the wake of the global economic and financial crisis, continued, with the 12-month rolling current account deficit declining further to a multi-year low of 2.0% of GDP in May from 3.1% of GDP in the same month a year ago and the range of 15%-17% of GDP on the eve of the collapse of Lehman Bros, reflecting not only scarce external financing and weak domestic demand but also strong exports.

Amid an improving operating environment the fundamentals and the performance of the SEE-5 banking sector improved in the first quarter of this year. Indeed, the bottom line rose to €1.5 billion (annualised) from €1.3 billion (annualised) in the same quarter a year earlier; the creation of non-performing loans decelerated (leading, however, to excessively high non performing loan ratios, ranging between 11.1% in FYROM and 24.1% in Albania), and the capital adequacy ratio strengthened across-the board (ranging between 16.3% in Romania and 21.2% in Serbia).

The transition of the NBG Group from a phase of stabilization, restructuring and shielding of its position in 2013 to a phase whereby it can actively support the Greek economy should be fully realized during the course of 2014.

Uncertainties, risks and prospects for the future

The growth rate of the global economy is expected to accelerate in the second half of 2014, and in the course of 2015, mainly underpinned by the improvement of private consumption and a milder fiscal tightening on most advanced economies, whereas loose monetary policy stance by most central banks will support growth, albeit to a less extent compared with previous years. Specifically, we expect global economic growth of 3.4% in 2014 and 4.0% in 2015, from 3.2% in 2013. However, there are essential downside risks surrounding the global economic prospects that stem from possibly tighter global financial conditions due to an earlier and faster (compared with market expectations) interest rate hike cycle by the Fed. In addition, the risk of outright deflation in the euro area economy remains intact, albeit to a less extent following the policy measures that ECB adopted in June 2014, as well as its commitment to safeguard price stability with additional measures, should it become necessary. Moreover, euro area bond market stress could emerge, following unexpected capital shortfalls of the euro area banking sector in the light of the announcement of the results of the ECB’s Asset Quality Review (AQR) and stress tests in October 2014. In addition, the slowdown of the Chinese housing market, on top of measures implemented by the authorities to curb excessive credit growth and “shadow” banking activities could lead to a significant slowdown in the Chinese economy, while any further escalation of geopolitical tensions in Ukraine/Russia conflict and in the Middle East could weigh to global economic growth, as well.

The anticipated gradual recovery of the Greek economy in 2014 is expected to mark the end of a six-year period of recession. In this respect, labor market trends are expected to improve in H2:2014, whereas the recovery of economic activity is expected to reflect the support from the export sector, especially tourism and shipping, in conjunction with the continuance EU structural funds inflows, the completion of clearance of government arrears and the normalization of financing conditions in the economy, which is supported by accelerating inflows of private funds from abroad mainly in the form of portfolio investment.

In Greece, the main risks and challenges for H2:2014 relate to the continuing fiscal pressure on private sector’s liquidity position and the impact on activity, as well as the timeliness of success of the major structural reforms and their impact on the potential growth of the economy. Provided that pressures from fiscal measures and the decline of disposable income and real estate valuations on household and firms balance sheets will remain, the ability of the private sector to increase its saving, as well as enhance deposit creation and therefore generate internal liquidity in the economy through increasing credit, will remain weak in the near term.

After its extensive restructuring and recapitalization, the Greek banking system continues to face challenges, especially in the field of impaired loans management. Apart from the efforts for more effective management of loans in arrears, the improvement in collections is closely tied with the stabilization of the economic climate and the achievement of positive growth rates. The improvement in bad loans management will have a positive effect on the ability of banks to support healthy entrepreneurship, as new loan disbursements depend on the normal and in time repayment of existing loans. In the same direction, recent legislative changes should improve the bank’s dealing with non-performing loans, while further improvement of the legislative framework is expected in the coming months.

In anticipation of the ECB stress tests, Greek banks will be favored by further falls in deposit rates and wholesale funding cost.

There are downside risks to Turkey and SEE-5 positive outlook, stemming from a heavy election agenda in the second half of the year (presidential elections in Turkey, legislative elections in Bulgaria, and presidential elections in Romania) that could lead to policy slippages and consequently result in a weaker macroeconomic and banking sector performance. Moreover, an eventual escalation of the crisis in Iraq, Turkey’s second largest export market, would weigh heavily on Turkey’s growth and external deficit.

Financial results

In H1:2014 the Group’s profit attributable to NBG equity shareholders totalled €1,146 million, up by 233.5% y-o-y. Likewise, profit before provisions totalled €828 million, more than covering provisions for loan impairments of €705 million, and generating operating profits of €123 million vs. operating losses of €61 million a year earlier. This performance was boosted in part by the Bank’s ability to recognise part of outstanding deferred tax. In addition, the continuing decline in the creation of new +90 dpd loans in Greece, reflecting improved prospects for recovery and the improving economic climate, combined with ongoing actions to reduce expenses in Greece and SE Europe, all contributed positively to profitability. The performance posted by Finansbank serves to confirm that it is on a path to recovery, as profit attributable to NBG equity shareholders of Finansbank in Q2.2014 stood at €85 million, up by 33.3% qoq and by 223.8% vs. Q4:2013, which comprised a low point for Finansbank’s profitability due to the extremely difficult conditions prevailing in the Turkish market in the second half of 2013.

Group net interest income in H1:2014 totalled €1,511 million, slightly lower (down by 6.1%) than a year earlier, though the H1:2013 performance was supported by the record high net interest income posted by Finansbank. Similarly, commission income amounted to €266 million (down by 4.7% y-o-y). These results were positively impacted by domestic business where year-on-year growth in net interest income and commissions reached 10.6% and 51.3% respectively.

Group operating expenses in H1:2014 presented a significant decline (down by 12.4% y-o-y), as substantial cost cutting continued in all geographical areas. In Greece, personnel expenses declined by 18.1% y-o-y, due primarily to the synergies generated by the voluntary retirement scheme that was completed at the end of 2013, and the contraction of general administrative and other operating expenses and depreciation and amortization by 10.6%. In the countries of SE Europe, the reduction of operating expenses  in H1:2014 amounted to 5.9%, while in Turkey operating expenses  declined by 5.5% q-o-q, reflecting successful efforts to contain operating expenses.

As regards the quality of the Group’s loan book, the slowdown in new +90 dpd loans continued at a rapid pace for the eighth consecutive quarter. Specifically, the generation of new +90 dpd loans dropped by an impressive 46.5% y-o-y, amounting to €304 million in Q2:2014. Even on a quarterly basis the reduction amounted to an impressive 20.1%. As a result, provisions at Group level were reduced to €342 million, down by 5.5%, vs. €362 million in Q1:2014. The Group maintains high provision coverage levels, at 56.2%.  Furthermore, the +90 dpd Group loan ratio stood at 23.2% at the end of June 2014, vs. 23.0% at the end of March of 2014.

Liquidity has been on a steadily improving trajectory over the past quarters. Specifically, the Group’s deposits posted growth of 7.6% y-o-y, thereby improving the liquidity ratio (loans/deposits) to 93.5%, vs. 102.2% in June 2013. In Greece, the loan-to-deposit ratio stood at 82.8% — an improvement of 10.1 pps y-o-y — thereby placing the Bank comfortably in the best position in the domestic market in terms of liquidity. Note that the corresponding ratio for SE Europe, which stood at 99.8% (an improvement of 3.8 pps y-o-y), is low relative to peers in the same markets, while it has decreased dramatically when compared with the pre-crisis levels, which were in excess of 200%. In Turkey, deposit growth was in the order of 7.5% y-o-y in local currency terms, while low-cost demand deposits grew by 17.3%, further enhancing the deposit mix.

In Q2:2014, following the successful completion of the Bank’s share capital increase of €2.5 billion, the CET 1 capital adequacy ratio stood at 16.2%, placing NBG significantly above the average for the European banking sector, currently 10%. It is worth noting that this position will be significantly enhanced in the near future through further capital actions which are already underway and should be completed before the end of the year, as well through the positive and steadily improving core profitability of the Group.

Greece: containment of operating expenses and impressive slowdown in new NPLs give cause for optimism for the rest of the year

The main aspects of developments in domestic business in H1.2014 provide cause for optimism for the rest of the year. Specifically:

i)	Net interest income grew by 10.6% y-o-y, while revenues from core activities, including net fees and commission income, also grew by 11.5% y-o-y.

ii)

Operating expenses presented an impressive 15.6% decline y-o-y, reflecting the benefits of the voluntary retirement scheme that was completed at the end of 2013 and contributed to a drastic 18.1% y-o-y reduction in personnel expenses.

iii)	Provisions for +90 dpd loans continued to fall, reflecting the 30.7% y-o-y slowdown in new delinquencies.

New +90 dpd loans continued their downward trend in Q2:2014 to €262 million, slowing drastically by 16.0% q-o-q. As a result, provisions for loan impairments in H1:2014 contracted by 18.4% y-o-y, while the coverage ratio remained at 56.1%. The +90 dpd loan ratio stood at 29.3% vs. 28.4% in the previous quarter, mainly reflecting a small decline in loan book outstandings.

Deposits grew by 13.3% y-o-y, to €46.0 billion, reflecting renewed confidence of depositors in NBG and the Greek banking system more generally. Specifically, both time deposits and sight deposits posted impressive growth — up, respectively, by 12.4% y-o-y, and 20.8% — while savings accounts moved up slightly, by 2.4%. This growth of the deposit base is particularly notable, as it was achieved alongside the significant de-escalation of deposit rates.

Total loans and advances to customers before allowance for impairment (excluding loan to the Greek State), stood at €45.5 billion, up 1.7% y-o-y, despite the ongoing deleveraging of the retail portfolio, due to the 4.7% y-o-y increase in lending to large corporate and the 14.1% y-o-y increase in lending to small businesses.

NBG’s loan-to-deposit ratio stood at 82.8% in June 2014 vs. 92.9% a year earlier. Net Eurosystem funding has been reduced by a further €9.7 billion from the start of the year to the present, and corresponds to just 4.4% of Group assets (adjusted for the EFSF notes), while the Bank has zero exposure to the Emergency Liquidity Assistance (“ELA”) since Q3:2013.

Finansbank: Ongoing recovery of operating income and profit

In Q2:2014, conditions in Turkey continued to improve vs. Q4:2013, which was marked by high political uncertainty, negative developments in emerging markets globally, and the significant increase in interest rates. Building on the positive performance of Q1:2014, Finansbank’s reported profit for the period attributable to NBG equity shareholders in Q2:2014 of TL246 million (€85 million), up by 27.9% q-o-q (on a constant currency basis), despite extraordinary trading losses of TL45 million (€15 million) denting the Q2 results. The sustained strengthening of profitability testifies to the high resilience of Finansbank’s business model and holds out the promise of positive performance, particularly for the second half of the year.

Core revenues continued to strengthen in H1 (down by 2.5% q-o-q), despite the adverse changes in the regulatory framework for the country’s banking sector and particularly the changes regarding the pricing of retail products. Net interest income increased by 0.9% q-o-q, while commissions posted notable growth of 6.7% q-o-q. Net interest margin in Q2:2014 stood at the high level of 532 bps, up by 12 bps, while net commission margin increased by 9 bps.

In Q2:2014, the efficiency ratio (cost/income) improved significantly to 51.2% vs. 55.6% in the previous quarter, reflecting the significant contraction in operating expenses, both staff costs (down by 4.9% q-o-q) and general and administrative expenses, which were slashed by 17.9% q-o-q, despite the relatively high level of inflation in the country.

The +90 dpd loan ratio fell to 5.5%, down by 50 bps q-o-q. Provisions for loan impairments totalled TL190 million (down by 12.8% qoq), reflecting the ongoing improvement in asset quality, while the NPL coverage ratio stood at 68.0%.

Finansbank’s total lending amounted to TL50.5 billion (€17.4 billion), up 11.8% y-o-y, while deposits increased by 7.5%, with low-cost sight deposits accounted for 13.7% of total deposits vs. 12.0% in Q1:2014, up by 17.3% y-o-y. As a result of the change in strategy — with a greater focus on SMEs since early 2013 — the retail portfolio continued to contract (down by 4.9% y-o-y) to TL24.8 billion, while the business banking portfolio grew by an impressive 34.2% y-o-y to TL25.8 billion.

The capital adequacy ratio (CAR) reached 16.5%, the highest among its peers, thus giving the Finansbank a key competitive edge.

SEE-5: impressive growth in profitability through enhancement of core sources of revenue and profit

In H1:2014, the Group’s businesses in SE Europe posted profit for the period attributable to NBG equity shareholders of €30 million vs. €7 million a year earlier. This impressive improvement in profitability derived from core sources of revenue, with net interest income posting growth of 9.7% y-o-y and commissions growing by 7.3%. Ongoing rationalization of operating costs (down 5.9% y-o-y), coupled with the recovery of operating income in H1:2014, drove profit before provisions to €77 million, up by 31.9% y-o-y.

Loan impairments stood at €40 million in H1:2014 (down by 20.0% y-o-y), reflecting the slowdown in new +90 dpd loans, particularly in the second quarter, which reported net debt recoveries. Despite the formation of lower provisions q-o-q, the improvement in asset quality led the NPL coverage ratio to 53.5% vs. 51.8% in Q1:2014.

Liquidity remains at particularly sound levels, as outstanding net loans decreased slightly by 2.5% y-o-y to €5,386 million, while deposits grew marginally (up 1.2% y-o-y) to €5,397 million. Note that throughout the duration of the financial crisis, the Bank has unfailingly focused its efforts on improving the liquidity of its subsidiaries in SE Europe, thus eliminating the gap between lending and deposits. As a result of the elimination of the funding gap and the ongoing deleveraging of the loan book, the loan-to-deposit ratio stood at 99.8% at the end of H1:2014, vs. 126.0% two years earlier and over 200% before the onset of the crisis.

Acquisitions, disposals and other capital transactions

On 20 March 2014, NBG Pangaea REIC acquired 100% of mutual fund ‘‘Picasso—Fondo Comune di Investimento Immobiliare Speculativo di Tipo Chiuso Riservato ad Investitori Qualificati’’ (Picasso—Closed End Real Estate Investment Fund Reserved to Qualified Investors). Picasso—Fondo owns building offices of a total area of 33 thousand sq.m., which are located in Rome and Milan. The consideration of acquisition amounted to €38 million of which €37 million was paid in cash and €1 million was recognised as receivable. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of its business in order to increase its presence in the real estate market.

On 24 April 2014, the dissolution of the Bank’s wholly owned subsidiary, CPT Investments Ltd, was completed.

On 24 April 2014 the Bank disposed of its 35% participation in the associate “AKTOR FACILITY MANAGEMENT S.A.” for a consideration of €1 million.

On 19 June 2014, the Board of Directors of the Bank and the Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be the 31 May 2014.

In June 2014, the Bank initiated the procedure to dispose of its 100% participation in ANTHOS PROPERTIES S.A. The disposal is highly probable and is expected to be completed within 2014.

Events after the reporting period

On 23 July 2014, the European Commission announced approval of the Bank’s restructuring plan as submitted to the EC by the Finance Ministry on 25 June 2014.

On 12 August 2014, NBG Pangaea REIC purchased 11,654,011 shares in MIG Real Estate REIC (MIG) which represent 82.81% of MIG’s total paid-up share capital and voting rights.

Risk management

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities.  The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries.  The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division.

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment;

•                  Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels;

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies;

•                  Internal risk rating systems;

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions;

•                  Periodical and timely remedial actions on deteriorating credits;

•                  Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.;

•                  The use of credit risk mitigation techniques (such as collateral and guarantees);

•                  The estimation of risk adjusted pricing for most products and services.

Market Risk of the Trading and Available for Sale Portfolios

Management and monitoring

The Bank, in order to ensure the efficient management of market risk, calculates on a daily basis the Value at Risk (VaR) of its Trading and Available for Sale (“AFS”) portfolios, along with the VaR per risk type. This has been implemented through RiskWatch by Algorithmics (currently IBM). The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are interest rate, equity and foreign exchange risk.

On a Group level, Finansbank is the other main contributor of market risk, through its positions held in the Trading and AFS portfolios. In order to monitor and efficiently manage market risk, Finansbank calculates VaR on a daily basis for its Trading and AFS portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The engine used for all the calculations is the same as that of the Bank (i.e. RiskWatch).

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined based on the Risk Appetite framework of the Bank; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios. Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

In order to verify the predictive power of the VaR model, which is used for the estimation of market risk, the Bank conducts backtesting on a daily basis. The aim of backtesting is to examine whether the change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. The calculations refer only to the Bank’s trading positions, in accordance with the guidelines from the Bank of Greece. Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a monthly basis, through the application of different scenarios depending on the type of risk factor (interest rates, stock index prices, exchange rates). Stress testing is performed on both the Trading and the AFS portfolios. Moreover, stress test analysis is also performed by Finansbank on its Trading and Banking book, on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

(amounts in € million)	Assets	Liabilities	Income	Expenses	Off Balance sheet
NBG Securities S.A.	0.1	67.2	1.3	0.7	30.0
Ethniki Kefalaiou S.A. (up to 31 May 2014)	—	—	—	0.2	—
NBG Asset Management Mutual Funds S.A.	2.5	33.3	2.6	—	—
Ethniki Leasing S.A.	306.9	12.5	4.9	0.4	392.0
NBG Property Services S.A.	—	0.6	—	—	—
Pronomiouhos S.A. Genikon Apothikon Hellados	0.4	19.0	0.2	0.9	—
NBG Greek Fund Ltd	—	5.6	—	—	—
NBG Bancassurance S.A.	1.1	1.4	1.9	—	0.4
The South African Bank of Athens Ltd (S.A.B.A.)	50.5	0.2	0.3	—	—
National Bank of Greece (Cyprus) Ltd	785.7	218.0	10.8	1.6	150.4
NBG Management Services Ltd	117.1	—	2.4	—	—
Stopanska Banka A.D.-Skopje	46.9	—	0.9	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	323.3	12.6	1.0	0.1	1.3
NBG International Ltd	—	0.5	—	—	—
NBG Finance Plc	—	844.9	—	7.8	—
NBG Asset Management Luxembourg S.A.	—	9.7	—	0.1	—
Innovative Ventures S.A. (I-Ven)	—	1.9	—	—	—
NBG Funding Ltd	—	14.8	—	0.9	—
Banca Romaneasca S.A. (Group)	430.3	8.6	2.2	1.0	192.1
Ethniki Hellenic General Insurance S.A.(Group)	151.0	616.1	2.0	15.5	2.2
ASTIR Palace Vouliagmenis S.A.	31.8	3.6	0.9	0.1	3.0
ASTIR Marina Vouliagmenis S.A.	11.0	2.4	0.4	—	2.0
Grand Hotel Summer Palace S.A.	4.2	0.1	0.1	—	—
NBG Training Center S.A.	0.7	1.1	—	1.4	0.4
Ethnodata S.A.	—	15.2	0.2	6.2	3.5
EKTENEPOL Construction Company S.A.	—	—	—	—	0.7
Mortgage, Touristic PROTYPOS S.A.	—	0.1	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3.5	—	—	—	—
NBGI Private Equity Funds	257.9	1.9	0.1	—	—
NBG International Holdings B.V.	81.6	17.6	1.3	—	—
Finansbank A.S. (Group)	831.9	0.7	18.8	—	46.7
Vojvodjanska Banka A.D. Novi Sad	22.7	4.6	0.8	—	—
NBG Finance (Dollar) Plc	—	27.7	—	0.2	—
NBG Finance (Sterling) Plc	—	75.3	—	0.5	—
NBG Bank Malta Ltd	120.8	1,639.2	1.3	17.4	—
Ethniki Factors S.A.	38.4	35.8	1.7	—	220.0
NBG Pangaea Reic (Group)	10.4	31.6	0.5	36.2	1,747.5
Banka NBG Albania Sh.a.	12.4	0.5	0.4	—	—
Profinance S.A.	—	1.0	—	—	—
Probank Leasing S.A.	178.2	0.8	3.8	—	—
NBG Insurance Brokers S.A.	0.1	1.2	—	—	—
Anthos Properties S.A.	28.5	0.6	0.5	0.7	—
Total	3,849.9	3,727.9	61.3	91.9	2,792.2

For further details, see NOTE 16:  Related party transactions in the condensed interim financial statements of the Group and the Bank for the period ended 30 June 2014.

Athens, 28 August 2014

THE CHIEF EXECUTIVE OFFICER

ALEXANDROS G. TOURKOLIAS

Auditors Review Report

on the interim financial report for the period ended 30 June 2014

TRANSLATION

REVIEW REPORT ON INTERIM FINANCIAL INFOMATION

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Introduction

We have reviewed the accompanying condensed separate and consolidated statement of financial position of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”) as of 30 June 2014, the related condensed separate and consolidated statements of income and comprehensive income for the six months periods then ended, changes in equity and cash flows for the six months period then ended, as well as the selective explanatory notes, which together comprise the condensed interim financial information and which represent an integral part of the six month financial report provided under Law 3556/2007. Management is responsible for the preparation and presentation of this condensed interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union and applicable to Interim Financial Reporting (International Accounting Standard “IAS” 34). Our responsibility is to express a conclusion on this condensed interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Report on Other Legal and Regulatory Requirements

Our review has not revealed any inconsistency or discrepancy in the content of the other information in the six month financial report provided under article 5 of Law 3556/2007 when compared to the accompanying condensed interim financial information.

Athens, 29 August 2014

The Certified Public Accountant

Beate Randulf

Reg. No. SOEL: 37541

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

Statement of Financial Position

as at 30 June 2014

		Group		Bank
€ million	Note	30.6.2014	31.12.2013	30.6.2014	31.12.2013
ASSETS
Cash and balances with central banks		5,156	5,910	1,338	2,195
Due from banks		2,926	2,847	3,993	3,478
Financial assets at fair value through profit or loss		2,471	3,087	1,984	2,411
Derivative financial instruments		4,287	3,671	3,375	2,581
Loans and advances to customers	7	67,496	67,250	44,952	46,327
Investment securities		16,162	17,477	11,993	13,470
Investment property		753	535	6	—
Investments in subsidiaries		—	—	6,991	8,209
Equity method investments		144	143	10	7
Goodwill, software and other intangible assets	8	1,752	1,709	109	111
Property and equipment		2,061	1,755	249	263
Deferred tax assets	5	3,587	2,409	3,400	2,189
Insurance related assets and receivables		778	721	—	—
Current income tax advance		497	441	467	435
Other assets		2,869	2,754	2,004	2,259
Non-current assets held for sale	9	242	221	262	262
Total assets		111,181	110,930	81,133	84,197

LIABILITIES
Due to banks	10	18,525	27,897	17,456	26,473
Derivative financial instruments		4,164	3,029	3,679	2,559
Due to customers	11	65,446	62,876	46,444	45,290
Debt securities in issue	12	3,453	2,199	888	810
Other borrowed funds	12	1,965	1,607	853	102
Insurance related reserves and liabilities		2,473	2,404	—	—
Deferred tax liabilities		71	53	—	—
Retirement benefit obligations		274	530	228	487
Current income tax liabilities		25	46	—	—
Other liabilities		3,179	2,406	1,444	2,093
Liabilities associated with non-current assets held for sale	9	12	9	—	—
Total liabilities		99,587	103,056	70,992	77,814

SHAREHOLDERS’ EQUITY
Share capital	14	2,414	2,073	2,414	2,073
Share premium account	14	14,060	11,975	14,057	11,972
Less: treasury shares	14	(1)	(2)	—	—
Reserves and retained earnings		(5,666)	(6,935)	(6,330)	(7,662)
Equity attributable to NBG shareholders		10,807	7,111	10,141	6,383

Non-controlling interests		707	683	—	—
Preferred securities		80	80	—	—
Total equity		11,594	7,874	10,141	6,383

Total equity and liabilities		111,181	110,930	81,133	84,197

Athens, 28 August 2014

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER
AND THE CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 19 to 44 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2014

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.6.2014	30.6.2013	30.6.2014	30.6.2013

Interest and similar income		2,627	2,798	1,226	1,236
Interest expense and similar charges		(1,116)	(1,189)	(429)	(552)
Net interest income		1,511	1,609	797	684

Fee and commission income		390	405	121	109
Fee and commission expense		(124)	(126)	(112)	(115)
Net fee and commission income / (expense)		266	279	9	(6)

Earned premia net of reinsurance		284	305	—	—
Net claims incurred		(247)	(272)	—	—
Earned premia net of claims and commissions		37	33	—	—

Net trading income / (loss) and results from investment securities		(62)	61	(85)	20
Net other income / (expense)		(14)	(38)	(9)	(26)
Total income		1,738	1,944	712	672

Personnel expenses		(554)	(656)	(286)	(364)
General, administrative and other operating expenses		(358)	(393)	(149)	(165)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(98)	(104)	(39)	(44)
Amortisation and write-offs of intangible assets recognised on business combinations		(3)	(11)	—	—
Finance charge on put options of non-controlling interests		(3)	(4)	(3)	(4)
Credit provisions and other impairment charges	4	(718)	(590)	(503)	(363)
Share of profit / (loss) of equity method investments		—	1	—	—
Profit / (loss) before tax		4	187	(268)	(268)

Tax benefit / (expense)	5	1,163	156	1,215	240
Profit / (loss) for the period		1,167	343	947	(28)

Attributable to:
Non-controlling interests		21	(1)	—	—
NBG equity shareholders		1,146	344	947	(28)

Earnings / (losses) per share - Basic and diluted	6	€0.42	€1.06	€0.35	€(0.07)

Athens, 28 August 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER
AND THE CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 19 to 44 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2014

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.6.2014	30.6.2013	30.6.2014	30.6.2013

Profit / (loss) for the period		1,167	343	947	(28)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		64	(96)	(2)	12
Currency translation differences, net of tax		111	(377)	—	—
Cash flow hedge, net of tax		(46)	18	—	—
Total of items that may be reclassified subsequently to profit or loss		129	(455)	(2)	12

Other comprehensive income / (expense) for the period, net of tax	15	129	(455)	(2)	12

Total comprehensive income / (expense) for the period		1,296	(112)	945	(16)

Attributable to:
Non-controlling interests		24	(3)	—	—
NBG equity shareholders		1,272	(109)	945	(16)

Athens, 28 August 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER
AND THE CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 19 to 44 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2014

	Group		Bank
	3 month period ended		3 month period ended
€ million	30.6.2014	30.6.2013	30.6.2014	30.6.2013

Interest and similar income	1,336	1,402	612	616
Interest expense and similar charges	(576)	(565)	(219)	(266)
Net interest income	760	837	393	350

Fee and commission income	203	208	61	56
Fee and commission expense	(66)	(64)	(59)	(58)
Net fee and commission income / (expense)	137	144	2	(2)

Earned premia net of reinsurance	140	145	—	—
Net claims incurred	(123)	(127)	—	—
Earned premia net of claims and commissions	17	18	—	—

Net trading income / (loss) and results from investment securities	(128)	49	(121)	52
Net other income / (expense)	8	(17)	17	—
Total income	794	1,031	291	400

Personnel expenses	(278)	(333)	(143)	(181)
General, administrative and other operating expenses	(175)	(203)	(75)	(81)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(51)	(54)	(20)	(23)
Amortisation and write-offs of intangible assets recognised on business combinations	—	(6)	—	—
Finance charge on put options of non-controlling interests	(3)	(3)	(3)	(3)
Credit provisions and other impairment charges	(351)	(279)	(252)	(162)
Share of profit / (loss) of equity method investments	—	(1)	—	—
Profit / (loss) before tax	(64)	152	(202)	(50)

Tax benefit / (expense)	1,040	163	1,066	240
Profit / (loss) for the period	976	315	864	190

Attributable to:
Non-controlling interests	11	(2)	—	—
NBG equity shareholders	965	317	864	190

Earnings / (losses) per share - Basic and diluted	€0.32	€0.68	€0.28	€0.35

Athens, 28 August 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER
AND THE CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 19 to 44 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2014

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	30.6.2014	30.6.2013	30.6.2014	30.6.2013

Profit/(loss) for the period		976	315	864	190

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		56	(37)	(10)	6
Currency translation differences, net of tax		108	(453)	—	—
Cash flow hedge, net of tax		(64)	15	—	—
Total of items that may be reclassified subsequent to profit or loss		100	(475)	(10)	6

Other comprehensive income/(expense) for the period, net of tax		100	(475)	(10)	6

Total comprehensive income/(expense) for the period		1,076	(160)	854	196

Attributable to:
Non-controlling interests		14	(4)	—	—
NBG equity shareholders		1,062	(156)	854	196

Athens, 28 August 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER
AND THE CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 19 to 44 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 June 2014

	Attributable to equity holders of the parent company												Non-
	Share capital		Share premium			Available- for- sale	Currency	Net	Cash	Defined	Other reserves &		controlling Interests &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	flow hedge	benefit plans	Retained earnings	Total	Preferred securities	Total
Balance at 1 January 2013	4,780	1,358	2,943	383	—	198	(1,212)	(457)	(6)	(168)	(10,103)	(2,284)	242	(2,042)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(96)	(356)	—	18	—	(19)	(453)	(2)	(455)
Profit / loss for the period	—	—	—	—	—	—	—	—	—	—	344	344	(1)	343
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(96)	(356)	—	18	—	325	(109)	(3)	(112)
Share capital increase	953	—	9,076	—	—	—	—	—	—	—	—	10,029	—	10,029
Reduction of par value per share	(5,014)	—	—	—	—	—	—	—	—	—	5,014	—	—	—
Share capital issue costs	—	—	(239)	—	—	—	—	—	—	—	—	(239)	—	(239)
Issue and repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	54	54	(89)	(35)
(Purchases)/ disposals of treasury shares	—	—	—	—	(2)	—	—	—	—	—	—	(2)	—	(2)
Balance at 30 June 2013	719	1,358	11,780	383	(2)	102	(1,568)	(457)	12	(168)	(4,710)	7,449	150	7,599
Movements to 31 December 2013	—	(4)	1	(189)	—	5	(729)	—	18	37	523	(338)	613	275
Balance at 31 December 2013 and at 1 January 2014	719	1,354	11,781	194	(2)	107	(2,297)	(457)	30	(131)	(4,187)	7,111	763	7,874
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	64	106	—	(46)	—	2	126	3	129
Profit for the period	—	—	—	—	—	—	—	—	—	—	1,146	1,146	21	1,167
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	64	106	—	(46)	—	1,148	1,272	24	1,296
Share capital increase	341	—	2,159	—	—	—	—	—	—	—	—	2,500	—	2,500
Share capital issue costs	—	—	(74)	—	—	—	—	—	—	—	—	(74)	—	(74)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(3)	(3)	—	(3)
(Purchases)/ disposals of treasury shares	—	—	—	—	1	—	—	—	—	—	—	1	—	1
Balance at 30 June 2014	1,060	1,354	13,866	194	(1)	171	(2,191)	(457)	(16)	(131)	(3,042)	10,807	787	11,594

The notes on pages 19 to 44 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 30 June 2014

	Share capital		Share premium			Available for sale	Currency	Defined	Other reserves &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	benefit plans	retained earnings	Total
Balance at 1 January 2013	4,780	1,358	2,942	383	—	44	—	(145)	(13,292)	(3,930)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	12	—	—	—	12
Profit / loss for the period	—	—	—	—	—	—	—	—	(28)	(28)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	12	—	—	(28)	(16)
Share capital increase	953	—	9,076	—	—	—	—	—	—	10,029
Share capital reduction of par value	(5,014)	—	—	—	—	—	—	—	5,014	—
Share capital issue costs	—	—	(239)	—	—	—	—	—	—	(239)
Balance at 30 June 2013	719	1,358	11,779	383	—	56	—	(145)	(8,306)	5,844
Movements to 31 December 2013	—	(4)	(1)	(189)	—	(12)	—	25	720	539
Balance at 31 December 2013 & at 1 January 2014	719	1,354	11,778	194	—	44	—	(120)	(7,586)	6,383
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(2)	—	—	—	(2)
Profit / loss for the period	—	—	—	—	—	—	—	—	947	947
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(2)	—	—	947	945
Share capital increase	341	—	2,159	—	—	—	—	—	—	2,500
Share capital issue costs	—	—	(74)	—	—	—	—	—	—	(74)
Merger through absorption of subsidiaries	—	—	—	—	—	—	—	—	387	387
Balance at 30 June 2014	1,060	1,354	13,863	194	—	42	—	(120)	(6,252)	10,141

The notes on pages 19 to 44 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2014

	Group		Bank
	6-month period ended		6-month period ended
€ million	30.06.2014	30.06.2013	30.06.2014	30.06.2013
Cash flows from operating activities
Profit / (loss) before tax	4	187	(268)	(268)
Adjustments for:
Non-cash items included in income statement and other adjustments:	934	799	562	359

Depreciation and amortisation on property & equipment, intangibles and investment property	101	115	39	44
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(63)	(9)	(32)	(37)
Credit provisions and other impairment charges	770	651	503	364
Provision for employee benefits	9	13	4	7
Share of (profit) / loss of equity method investments	—	(1)	—	—
Finance charge on put options of non-controlling interests	3	4	3	4
Dividend income from investment securities	(2)	(2)	(24)	(24)
Net (gain) / loss on disposal of property & equipment and investment property	(2)	(1)	—	—
Net (gain) / loss on disposal of subsidiaries / interest without loss of control	—	—	3	—
Net (gain) / loss on disposal of investment securities	(47)	(122)	(19)	(77)
Interest from financing activities and results from repurchase of debt securities in issue	101	86	24	27
Valuation adjustment on instruments designated at fair value through profit or loss	62	42	63	33
Negative goodwill	(1)	—	—	—
Costs directly related to acquisition of subsidiaries	—	14	—	14
Other non-cash operating items	3	9	(2)	4

Net (increase) / decrease in operating assets:	(993)	3,819	1,396	4,842
Mandatory reserve deposits with Central Bank	(62)	(537)	69	(15)
Due from banks	(434)	1,076	(163)	620
Financial assets at fair value through profit or loss	1,319	1,918	1,133	2,163
Derivative financial instruments assets	(616)	216	(795)	480
Loans and advances to customers	(1,013)	1,026	878	1,521
Other assets	(187)	120	274	73

Net increase / (decrease) in operating liabilities:	(5,322)	(5,463)	(6,148)	(6,212)
Due to banks	(7,891)	(4,843)	(7,537)	(5,222)
Due to customers	1,088	1,043	199	397
Derivative financial instruments liabilities	1,032	(1,266)	1,076	(1,211)
Retirement benefit obligations	(265)	(13)	(260)	(8)
Insurance related reserves and liabilities	68	(16)	—	—
Income taxes paid	(88)	(46)	(30)	—
Other liabilities	734	(322)	404	(168)
Net cash from / (for) operating activities	(5,377)	(658)	(4,458)	(1,279)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(36)	(57)	—	(20)
Disposal of equity method investments	1	—	—	—
Dividends received from investment securities & equity method investments	5	7	6	1
Purchase of property & equipment, intangible assets and investment property	(569)	(113)	(23)	(17)
Proceeds from disposal of property & equipment and investment property	5	5	—	—
Purchase of investment securities	(2,687)	(4,771)	(641)	(245)
Proceeds from redemption and sale of investment securities	4,330	4,544	2,214	456
Net cash (used in) / provided by investing activities	1,049	(385)	1,556	175

Cash flows from financing activities
Share capital increase	2,500	1,079	2,500	1,079
Proceeds from debt securities in issue and other borrowed funds	3,286	1,593	744	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(1,864)	(1,854)	—	(90)
Disposal of shareholdings in subsidiaries without of loss of control	(3)	—	(3)	—
Proceeds from disposal of treasury shares	42	20	—	—
Repurchase of treasury shares	(41)	(21)	—	—
Share capital issue costs	(74)	(239)	(74)	(239)
Net cash from/ (for) financing activities	3,846	578	3,167	750
Effect of foreign exchange rate changes on cash and cash equivalents	20	(51)	6	(14)
Net increase / (decrease) in cash and cash equivalents	(462)	(516)	271	(368)
Cash and cash equivalents at beginning of period	4,255	4,167	3,498	3,524
Cash and cash equivalents at end of period	3,793	3,651	3,769	3,156

The notes on pages 19 to 44 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:  General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 174 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officers*
Dimitrios G. Dimopoulos
Paul K. Mylonas
Paula N. Hadjisotiriou

Non-Executive Members**
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative
Petros N. Christodoulou	Banker

Independent Non-Executive Members ***
Stefanos C. Vavalidis	Former member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Dimitrios N. Afendoulis ****	Economist
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

* On 26 June 2014, Messrs. Dimitrios G. Dimopoulos, Paul K. Mylonas and Mrs. Paula N. Hadjisotiriou were elected as Deputy Chief Executive Officers of the Bank’s Board of Directors.

** On 20 February 2014, Ioannis C. Giannidis resigned from his position as a non executive member of the Bank’s Board of Directors.

***On 26 June 2014, Mr Panagiotis - Aristeidis A. Thomopoulos and Mrs Maria A. Frangista resigned from their position as Independent Non-Executive Members of the Bank’s Board of Directors.

**** On 20 February 2014, Mr Dimitrios N. Afendoulis was elected as a member of the Board of Directors.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. On 26 June 2014, the Annual General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 26 June 2014 meeting. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, on 26 February 2009, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors. Furthermore, on 11 June 2012 the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr Charalampos Makkas as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 28 August 2014.

Notes to the Financial Statements

Group and Bank

NOTE 2:  Summary of significant accounting policies

2.1  Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the six month period ended 30 June 2014 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements and the separate financial statements of the Bank as at and for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2  Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards applied from 1 January 2014

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards. In the current year, NBG Group has applied for the first time IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance.  The impact of the application of these standards is set out below.

2.2.1.        Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. There was no impact from the adoption of IFRS 10 in the consolidated financial statements.

2.2.2.        Impact of the application of IFRS 11

IFRS 11, Joint arrangements focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted. There was no impact from the adoption of IFRS 11.

2.2.3.        Impact of the application of IFRS 12

IFRS 12, Disclosures of interests in other entities includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and structured entities that are not controlled by the entity. No consequential amendments were made to IAS 34 on issuance of IFRS 12 and, as such, the requirements of IFRS 12 do not directly apply to interim financial statements.

2.2.4.        Impact of the application of IAS 27 (2011)

Amended version of IAS 27 now deals with the requirements for separate financial statements, which have been carried over largely unchanged from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements. The Standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with

Notes to the Financial Statements

Group and Bank

IAS 39 Financial Instruments: Recognition and measurement. There was no impact from the adoption of the amended IAS 27 to the separate financial statements of NBG.

2.2.5.        Impact of the application of IAS 28 (2011)

This Standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied. It also prescribes how investments in associates and joint ventures should be tested for impairment. There was no impact from the adoption of the amended IAS 28 to the financial statements of NBG Group.

In addition, the following new amendments apply for the first time in 2014:

2.2.6.        Impact on the application of IAS 32 “Financial Instruments: Presentation” (Amendment)

These amendments provide clarifications on the application of the offsetting rules. There was no impact from the adoption of these amendments in the interim condensed financial statements of the Group and the Bank.

2.2.7.        Impact on the application of IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” (Amendment)

These amendments provide relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to a clearing counterparty and certain conditions are met. The adoption of this amendment has no impact to the interim condensed consolidated financial statements as the Group has not novated any of its derivatives during the current or prior periods.

2.2.8.        Impact on the application of IAS 36 (Amendments) “Recoverable Amount Disclosures for Non-Financial Assets”

These amendments remove the requirement to disclose the recoverable amount of assets or cash-generating units to which a significant amount of goodwill (or intangibles assets with indefinite useful lives) has been allocated in periods when no impairment or reversal has been recognized, to clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. There was no impact from the adoption of these amendments in the interim condensed financial statements of the Group and the Bank.

2.2.9.        IFRIC “Interpretation 21 Levies” (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached. There was no impact from the adoption of this interpretation in the interim condensed financial statements of the Group and the Bank.

2.3  Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2013.

Notes to the Financial Statements

Group and Bank

NOTE 3:  Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6 month period ended 30 June 2014	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	282	380	104	28	154	522	41	1,511
Net fee and commission income	35	50	(64)	3	45	197	—	266
Other	11	(25)	(21)	57	5	(24)	(42)	(39)
Total income	328	405	19	88	204	695	(1)	1,738
Direct costs	(234)	(22)	(25)	(50)	(116)	(370)	(32)	(849)
Allocated costs and provisions(1)	(432)	(232)	(8)	(1)	(57)	(139)	(16)	(885)
Share of profit of equity method investments	—	—	(2)	1	1	—	—	—
Profit / (loss) before tax	(338)	151	(16)	38	32	186	(49)	4
Tax benefit / (expense)								1,163
Profit for the period								1,167
Non-controlling interests								21
Profit attributable to NBG equity shareholders								1,146

Segment assets as at 30 June 2014
Segment assets	24,189	14,147	11,838	3,268	9,484	24,689	19,482	107,097
Deferred tax assets and Current income tax advance								4,084
Total assets								111,181

Segment liabilities as at 30 June 2014
Segment liabilities	38,773	1,067	24,353	2,753	7,580	20,457	4,508	99,491
Current income and deferred tax liabilities								96
Total liabilities								99,587

Segment assets as at 31 December 2013
Segment assets	24,901	14,115	16,048	3,365	9,505	23,373	16,773	108,080
Deferred tax assets and Current income tax advance								2,850
Total assets								110,930

Segment liabilities as at 31 December 2013
Segment liabilities	37,724	1,252	31,758	2,916	7,055	19,641	2,611	102,957
Current income and deferred tax liabilities								99
Total liabilities								103,056

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

Breakdown by business segment

6 month period ended 30 June 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	332	344	(79)	50	145	711	106	1,609
Net fee and commission income	38	44	(68)	2	43	219	1	279
Other	1	(25)	23	56	14	37	(50)	56
Total income	371	363	(124)	108	202	967	57	1,944
Direct costs	(290)	(22)	(28)	(49)	(129)	(411)	(45)	(974)
Allocated costs and provisions(1)	(586)	(183)	445	(2)	(70)	(153)	(235)	(784)
Share of profit of equity method investments	—	—	(2)	1	1	2	(1)	1
Profit / (loss) before tax	(505)	158	291	58	4	405	(224)	187
Tax benefit / (expense)								156
Profit for the period								343
Non-controlling interests								1
Profit attributable to NBG equity shareholders								344

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Notes to the Financial Statements

Group and Bank

NOTE 4:  Credit provisions and other impairment charges

	Group		Bank
	30.6.2014	30.6.2013	30.6.2014	30.6.2013
a. Impairment charge for credit losses
Due from banks	—	1	—	—
Loans and advances to customers	706	447	498	229
Other Greek State exposure	—	(16)	—	(16)
	706	432	498	213
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	—	(51)	—	(52)
Impairment of Eurobank	—	176	—	176
Equity securities	—	4	—	3
	—	129	—	127
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	3	7	—	3
Legal and other provisions	9	22	5	20
	12	29	5	23

Total	718	590	503	363

NOTE 5:  Tax benefit /(expense)

	Group		Bank
	30.6.2014	30.6.2013	30.6.2014	30.6.2013

Current tax	(6)	(69)	7	—
Deferred tax	1,169	225	1,208	240
Tax benefit / (expense)	1,163	156	1,215	240

The nominal corporation tax rate for the Bank for 2014 and 2013 is 26%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 20.

The Group has recognised a deferred tax asset of €3,587 of which €3,400 million relates to the Bank. As of 30 June 2014 the Bank performed a thorough revision of its assessment regarding the recoverability of its deferred tax asset, taking into account the actual performance in the first six month period of 2014, the declining growth rate of loans past due for more than 90 days, the reduction in customer deposits cost, the successful share capital increase in May 2014, the successful fund raising through borrowing during the period, the reduction in the Eurosystem funding, the decrease in operating expenses, mainly due to VRS, the improved performance of the Bank compared to previous years and the fact that, per the IMF, current recession and GDP forecast are significantly better than in 2013 and the uncertainty regarding the Greek economy has decreased. Taking into consideration the above, Management prepared analytical financial projections up to the end of 2016 and used its best estimates regarding the growth assumptions thereafter to reach the conclusion that the deferred tax asset recognised, as at 30 June 2014, for the Group and the Bank is considered realizable.

Notes to the Financial Statements

Group and Bank

NOTE 6:  Earnings / (losses) per share

	Group		Bank
	30.6.2014	30.6.2013	30.6.2014	30.6.2013

Profit/(loss) for the period attributable to NBG equity shareholders	1,146	344	947	(28)
Plus: gain on redemption of preferred securities, net of tax	—	54	—	—
Earnings/(losses) for the period attributable to NBG ordinary shareholders	1,146	398	947	(28)

Weighted average number of ordinary shares outstanding for basic and diluted EPS	2,714,084,173	377,265,380	2,714,479,054	377,376,850

Earnings/(losses) per share - Basic and diluted	0.42	1.06	0.35	(0.07)

NOTE 7: Loans and advances to customers

	Group		Bank
	30.6.2014	31.12.2013	30.6.2014	31.12.2013
Mortgages	22,056	22,505	18,185	18,558
Consumer loans	8,918	8,633	4,796	4,881
Credit cards	5,076	5,691	1,321	1,396
Small business lending	6,616	6,360	4,170	4,274
Retail lending	42,666	43,189	28,472	29,109
Corporate and public sector lending	34,027	32,914	23,971	24,356
Total before allowance for impairment on loans and advances to customers	76,693	76,103	52,443	53,465
Less: Allowance for impairment on loans and advances to customers	(9,197)	(8,853)	(7,491)	(7,138)
Total	67,496	67,250	44,952	46,327

Included in the Group’s loans and advances to customers, as at 30 June 2014, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €58 million (31 December 2013: €76 million). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 30 June 2014, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state of €6,276 million (31 December 2013: €5,959 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

NOTE 8:  Goodwill, software and other intangibles assets

Under “Goodwill, software and other intangible assets” of the Group, amounting to €1,752 million, an amount of €1,419 million relates to goodwill.

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition less accumulated impairment losses. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The assessment of goodwill for impairment requires the use of certain assumptions and estimates, which Management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment. The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable. When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

As at 30 June 2014, from the total goodwill of €1,419 million, the CGU to which significant goodwill of €1,237 million has been allocated, is the Turkish operations and the goodwill relates to the acquisition of Finansbank. The remaining amount of goodwill relates to certain subsidiaries which do not account for a significant amount of goodwill on an individual basis. The Group adopted a value in use (“VIU”) test for this CGU, based upon management’s latest five year forecasts, long-term growth rates based on the respective country GDP rates

Notes to the Financial Statements

Group and Bank

adjusted for inflation and risk discount rates based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

The key assumptions used to estimate the fair value of the Turkish operations CGU, as at 31 December 2013, were the terminal growth rate of 5.5% (2012: 5.2%) which was based on published analyzes of investment houses, pre-tax discount rate of 19.0% (2012: 19.6%) which was calculated based on the average cost of the capital of the banking sector in Turkey, as published by investment houses, terminal net interest margin of 5.2% (2012: 5.8%), terminal cost to income ratio of 46.1% (2012: 47.1%) and terminal provisions coverage ratio of 71.2% (2012: 77.0%) which were based on economical forecasts of the Bank. Based on this assessment, no impairment to the carrying amounts of goodwill and brand names relating to the acquisition of Finansbank is required. This conclusion does not change if reasonably possible changes in key assumptions are applied.

NOTE 9:  Non-current assets held for sale and liabilities associated with non-current assets held for sale

On 16 January 2013, the Bank announced that, in agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”), it launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the “Mikro Kavouri” peninsula of Vouliagmeni (the “Process”). Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. The Process forms part of NBG’s capital enhancement plan and reflects the overall strategic approach of NBG in connection with the disposal of non-core participations of the Group.

On 26 November 2013, the Bank announced that four investment groups submitted binding offers for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A, while on 4 December 2013, the Bank received the improved binding offers of all eligible interested parties as prescribed in the tender process. On 9 December 2013, following the unsealing of the financial offers, the Bank, in cooperation with HRADF, announced that JERMYN STREET REAL ESTATE FUND IV LP (“JERMYN”) submitted the highest bid amounting of €400 million corresponding to 90.0% of Astir Palace shares, as these shares shall stand following completion of the transaction. The Bank, having obtained relevant written approval from the Hellenic Financial Stability Fund, announced on 10 February 2014 that JERMYN was nominated as Preferred Investor for the Process. Approval by HRADF’s BoD on the above nominations was also granted on 13 February 2014. The transaction was approved by the Council of Audit on 5 June 2014 and signing is expected to take place by the end of September. Based on the above, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100% subsidiary of Astir Palace Vouliagmenis) were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (€255 million for the Bank).

In December 2013, the Bank entered into a binding agreement to dispose of its 100% participation on its subsidiary Grand Hotel Summer Palace S.A. The disposal will be completed upon the fulfilment of certain conditions. Based on the above, the assets and liabilities of Grand Hotel Summer Palace S.A. were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (€7 million for the Bank).

In June 2014, the Bank initiated the procedure to dispose of its 100% participation in ANTHOS PROPERTIES S.A.. The disposal is highly probable and is expected to be completed within 2014. Based on the above, the assets and liabilities of ANTHOS PROPERTIES S.A. were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A., Grand Hotel Summer Palace S.A. and Anthos Properties S.A. assets and liabilities

Group
30.06.2014
Intangible and tangible assets	214
Deferred tax assets	6
Other	22
Total assets	242

Current income tax liabilities	1
Retirement benefit obligations	1
Other	10
Total liabilities associated with assets held for sale	12

Notes to the Financial Statements

Group and Bank

NOTE 10:  Due to banks

Included under line “Due to Banks”, is the Bank’s funding from the Eurosystem. During the six month period ended 30 June 2014 the Bank’s funding was reduced from €20.7 billion to €11.0 billion.

NOTE 11: Due to customers

	Group		Bank
	30.6.2014	31.12.2013	30.6.2014	31.12.2013
Deposits:
Individuals	47,676	46,884	34,768	34,352
Corporate	11,927	11,842	6,501	7,429
Government and agencies	5,394	3,561	4,741	2,930
Other	449	589	434	579
Total	65,446	62,876	46,444	45,290

	Group		Bank
	30.6.2014	31.12.2013	30.6.2014	31.12.2013
Deposits:
Savings accounts	17,519	17,717	15,606	15,737
Current & Sight accounts	8,345	8,082	6,089	6,260
Time deposits	36,923	35,893	22,148	22,181
Other deposits	571	572	540	532
	63,358	62,264	44,383	44,710
Securities sold to customers under agreements to repurchase	1,639	23	1,627	1
Other	449	589	434	579
	2,088	612	2,061	580
Total	65,446	62,876	46,444	45,290

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 30 June 2014, these deposits amount to €11 million (2013: €282 million) for both the Group and the Bank.

NOTE 12:  Debt securities in issue and other borrowed funds

The major debt securities in issue and other borrowed funds issued from 1.1.2014 to 30.6.2014 are as follows:

On 9 April 2014, Finansbank issued TL 311 million Dibs plus 1.15% floating rate notes, maturing in March 2015.

On 16 April 2014, Finansbank issued TL 187 million 10.30% fixed rate notes, matured in July 2014.

On 25 April 2014, Finansbank issued USD 500 million senior unsecured bonds fixed rate notes, maturing in 2019, bearing a fixed interest rate of 6.25%.

On 30 April 2014, the Bank issued a €750 million senior unsecured bond, maturing on 30 April 2019, bearing an interest rate of 4.375% and a yield of 4.50% at the time of pricing.

On 30 April 2014, Finansbank issued TL 500 million 10.87% fixed rate notes, maturing in October 2014.

On 12 May 2014, Finansbank issued TL 295 million 10.30% fixed rate notes, matured in August 2014.

On 30 May 2014, Finansbank issued TL 218 million 9.75% fixed rate notes, maturing in August 2014.

On 4 June 2014, Finansbank issued TL 223 million Dibs plus 1.15% floating rate notes, maturing in April 2015.

On 24 June 2014, Finansbank issued TL 125 million 10.20% fixed rate notes, maturing in September 2014.

The major debt securities in issue and other borrowed funds issued after 30.6.2014 are as follows:

On 16 July 2014, Finansbank issued TL 148 million 8.76% fixed rate notes, maturing in October 2014.

On 11 August 2014, Finansbank issued TL 210 million 9.10% fixed rate notes, maturing in November 2014.

On 11 August 2014, NBG Pangaea REIC issued € 238 million Euribor plus 485 bps floating rate notes, maturing in 2019.

Notes to the Financial Statements

Group and Bank

NOTE 13:  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which an accrual has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate statement of financial position, income statement and cash flow statement.  However, at 30 June 2014 the Group and the Bank have provided for cases under litigation the amounts of €69 million and €57 million respectively (31 December 2013: €70 million and €60 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate statement of financial position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities. The financial years 2011, 2012 and 2013 were audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994. The tax audit certificates for the years 2011, 2012 and 2013 were unqualified and issued on 27 July 2012, 27 September 2013 and 10 July 2014, respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, the year 2011 is considered final for tax audit purposes and 2012 & 2013 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank. For the subsidiaries and associates regarding unaudited tax years refer to NOTE 20:  Group companies.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group		Bank
	30.6.2014	31.12.2013	30.6.2014	31.12.2013

Commitments to extend credit*	7	10	7	10
Standby letters of credit and financial guarantees written	5,867	5,665	3,723	3,856
Commercial letters of credit	629	593	300	332
Total	6,503	6,268	4,030	4,198

* Commitments to extend credit at 30 June 2014 include amounts , which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed . Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 30 June 2014 are €13,118 million for the Group (2013: €12,327 million)  and €3,983 million for the Bank (2013: €4,174 million)

Notes to the Financial Statements

Group and Bank

d. Assets pledged

	Group		Bank
	30.6.2014	31.12.2013	30.6.2014	31.12.2013
Assets pledged as collateral	15,688	16,884	14,044	15,020

As at 30 June 2014, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €13,862 million (Bank: €12,218 million);

•                  bonds covered with mortgage loans amounting to €1,125 million (Bank: €1,125 million); and

•                  loans and advances to customers amounting to €701 million (Bank: €701 million).

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem:

•                  floating rate notes of €12,873 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €847 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with customers loans.

In addition to the pledged items presented in the table above, as at 30 June 2014, the Group has pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	30.06.2014	31.12.2013	30.06.2014	31.12.2013

No later than 1 year	94	91	86	87
Later than 1 year and no later than 5 years	274	261	314	307
Later than 5 years	125	129	1,443	1,475
Total	493	481	1,843	1,869

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its right to terminate for most of the leases with a 15 year tenor and also for certain leases with a 25 year tenor.

Notes to the Financial Statements

Group and Bank

NOTE 14:  Share capital, share premium and treasury shares

The total number of ordinary shares as at 30 June 2014 and 31 December 2013 was 3,533,149,631 and 2,396,785,994 respectively, with a nominal value of 0.30 Euro.

On 10 May 2014, the extraordinary general meeting of the Bank’s shareholders approved the share capital increase by €2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, completed on 13 May 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

On 12 May 2014, the Board of Directors certified that €2,500 million was covered in cash. From the amount of €2,500 million, €341 million was credited to the share capital while the remaining €2,159 million less expenses was credited to the share premium account.

Notes to the Financial Statements

Group and Bank

Following the above, the total paid-up share capital and share premium of the Group, as at 30 June 2014, are as follows:

	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	3,533,149,631	0.30	1,060	13,866	14,926
Non-cumulative, non-voting, redeemable preference shares	12,639,831	0.30	4	194	198
Redeemable preference shares in favour of the Greek State	270,000,000	5.00	1,350	—	1,350
Total			2,414	14.060	16,474

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  At 30 June 2014, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2013	1,076
Purchases	10,167,100	47
Sales	(9,770,521)	(45)
At 31 December 2013	397,655	2

Purchases	13,826,038	41
Sales	(13,945,289)	(42)
At 30 June 2014	278,404	1

Notes to the Financial Statements

Group and Bank

NOTE 15:  Tax effects relating to other comprehensive income / (expense) for the period

	6 month period ended			6 month period ended
	30.6.2014			30.6.2013
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	147	(28)	119	(112)	10	(102)
Less: Reclassification adjustments included in the income statement	(63)	8	(55)	(11)	17	6
Available-for-sale securities	84	(20)	64	(123)	27	(96)
Currency translation differences	111	—	111	(377)	—	(377)
Cash flow hedge	(58)	12	(46)	23	(5)	18
Total of items that may be reclassified subsequently to profit or loss	137	(8)	129	(477)	22	(455)

Other comprehensive income / (expense) for the period	137	(8)	129	(477)	22	(455)

	6 month period ended			6 month period ended
	30.6.2014			30.6.2013
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	17	—	17	(71)	—	(71)
Less: Reclassification adjustments included in the income statement	(19)	—	(19)	83	—	83
Available-for-sale securities	(2)	—	(2)	12	—	12
Total of items that may be reclassified subsequently to profit or loss	(2)	—	(2)	12	—	12

Other comprehensive income / (expense) for the period	(2)	—	(2)	12	—	12

NOTE 16:  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 6-month period ended 30 June 2014 and 2013 and the significant balances outstanding at 30 June 2014 and 31 December 2013 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2.1% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €5 million as of 30 June 2014 (31 December 2013: €6 million).

Notes to the Financial Statements

Group and Bank

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 30 June 2014, loans, deposits and letters of guarantee, at Group level, amounted to €106 million, €16 million and €10 million respectively (31 December 2013: €88 million, €12 million and €16 million respectively), whereas the corresponding figures at Bank level amounted to €106 million, €6 million and €10 million (31 December 2013: €87 million, €4 million and €16 million respectively).

Total compensation to related parties amounted to €11 million (30 June 2013: €12 million) for the Group and to €3 million (30 June 2013: €3 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	30.6.2014	31.12.2013	30.6.2014	31.12.2013

Assets	13	8	3,862	3,799
Liabilities	44	35	3,738	4,151
Letters of guarantee, contingent liabilities and other off balance sheet accounts	8	8	2,800	3,156

	6 month period ended		6 month period ended
	30.6.2014	30.6.2013	30.6.2014	30.6.2013

Interest, commission and other income	18	19	62	65
Interest, commission and other expense	4	4	94	111

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 June 2014 amounted to €617 million (31 December 2013: €582 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2014, amounted to €158 million and €85 million respectively (31 December 2013: €134 million and €62 million respectively).

d. Transactions with HFSF

In the context of Law 3864/2008 regarding the recapitalization of the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in IAS 24, had contributed an amount of €9,756 million EFSF bonds as an advance for the participation in the Bank’s share capital increase that was completed in June 2013.

An amount of €1,079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to €8,677 million and the excess amount out of the advance was returned to the HFSF. Furthermore, the Bank paid €90 million to HFSF as underwriting fees.

NOTE 17:  Acquisitions, disposals and other capital transactions

On 20 March 2014, NBG Pangaea REIC acquired 100% of mutual fund ‘‘Picasso—Fondo Comune di Investimento Immobiliare Speculativo di Tipo Chiuso Riservato ad Investitori Qualificati’’ (Picasso—Closed End Real Estate Investment Fund Reserved to Qualified Investors). Picasso—Fondo owns building offices of a total area of 33 thousand sq.m., which are located in Rome and Milan. The consideration of acquisition amounted to €38 million of which €37 million was paid in cash and €1 million was recognised as receivable. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of its business in order to increase its presence in the real estate market.

The following table summarises the fair value of assets and liabilities acquired of Picasso—Fondo as of the date of acquisition which is the 20 March 2014.

Notes to the Financial Statements

Group and Bank

20.03.2014
ASSETS
Due from banks	1
Investment property	76
Other assets	2
Total assets	79

LIABILITIES
Due to banks	38
Other liabilities	2
Total liabilities	40
Net assets	39

Source: Unaudited financial information

On 24 April 2014, the dissolution of our 100% subsidiary, CPT Investments Ltd was completed.

On 24 April 2014 the Bank disposed of its participation (35%) in the associate “AKTOR FACILITY MANAGEMENT S.A.” for a consideration of €1 million.

On 19 June 2014, the Board of Directors of the Bank and the Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be the 31 May 2014.

On 12 August 2014, NBG Pangaea REIC purchased 11,654,011 shares in MIG REAL ESTATE REIC which represent 82.81% of MIG’s total paid-up share capital and voting rights. On 19 August 2014, NBG Pangaea REIC announced the submission of a mandatory tender offer pursuant to Articles 7 and 10 of Law 3461/2006, as amended, to all holders of the remaining common shares. The value of transaction amounts to €33 million.

NOTE 18:  Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. On 26 June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). The new regulations have been directly applicable to all EU Member States since 1 January, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 to 2019.  CRD IV revised the definition of regulatory capital and its components at each level.

The capital adequacy ratios for the Group and the Bank, according to transitional provisions in 2014, are presented in the table below:

	Group		Bank
	30.6.2014	31.12.2013	30.6.2014	31.12.2013
		Pro-forma*		Pro-forma*

Common Equity Tier 1	16.2%	10.5%	24.2%	15.3%
Tier I	16.2%	10.5%	24.5%	15.3%
Total	16.3%	10.6%	24.9%	15.8%

(*) The 31.12.2013 figures have been calculated on a pro-forma basis in accordance with E.U. Regulation 575/2013.

Notes to the Financial Statements

Group and Bank

NOTE 19:  Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values	Carrying amounts	Fair values
	30.6.2014	30.6.2014	31.12.2013	31.12.2013

Financial Assets
Loans and advances to customers	67,438	66,852	67,174	66,483
Held-to-maturity investment securities	1,418	1,572	1,237	1,270
Loans-and-receivables investment securities	10,593	10,191	11,955	11,507

Financial Liabilities
Due to customers	65,435	65,459	62,594	62,535
Debt securities in issue	2,565	2,663	1,389	1,377
Other borrowed funds	1,965	1,963	1,607	1,602

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values	Carrying amounts	Fair values
	30.6.2014	30.6.2014	31.12.2013	31.12.2013

Financial Assets
Loans and advances to customers	44,952	44,376	46,327	45,749
Held-to-maturity investment securities	908	1,027	902	965
Loans-and-receivables investment securities	10,297	9,913	11,660	11,183

Financial Liabilities
Due to customers	46,433	46,433	45,008	45,030
Other borrowed funds	853	788	102	43

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 30 June 2014 and 31 December 2013:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

Notes to the Financial Statements

Group and Bank

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 30 June 2014 and 31 December 2013:

Financial instruments measured at fair value - Group

				Total asset/
	Fair value measurement using			liability at
As at 30 June 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	215	2,240	16	2,471
Derivative financial instruments	1	4,260	26	4,287
Loans and advances to customers designated as at fair value through profit or loss	—	—	58	58
Available-for-sale investment securities	2,506	1,531	47	4,084
Insurance related assets and receivables	280	157	11	448
Total	3,002	8,188	158	11,348

Liabilities
Due to customers designated as at fair value through profit or loss	—	11	—	11
Derivative financial instruments	1	4,162	1	4,164
Debt securities in issue designated as at fair value through profit or loss	—	888	—	888
Liabilities relating to unit-linked investment contracts	—	124	—	124
Other liabilities	2	255	—	257
Total	3	5,440	1	5,444

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	333	2,730	24	3,087
Derivative financial instruments	1	3,649	21	3,671
Loans and advances to customers designated as at fair value through profit or loss	—	—	76	76
Available-for-sale investment securities	2,463	1,710	46	4,219
Insurance related assets and receivables	301	70	11	382
Total	3,098	8,159	178	11,435

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	3,023	2	3,029
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Liabilities relating to unit-linked investment contracts	—	64	—	64
Other liabilities	2	250	—	252
Total	6	4,429	2	4,437

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value - Bank

				Total asset/
	Fair value measurement using			liability at
As at 30 June 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	110	1,859	15	1,984
Derivative financial instruments	1	3,348	26	3,375
Available-for-sale investment securities	74	317	7	398
Total	185	5,524	48	5,757

Liabilities
Due to customers designated as at fair value through profit or loss	—	11	—	11
Derivative financial instruments	—	3,678	1	3,679
Debt securities in issue designated as at fair value through profit or loss	—	888	—	888
Other liabilities	—	255	—	255
Total	—	4,832	1	4,833

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	205	2,182	24	2,411
Derivative financial instruments	1	2,559	21	2,581
Available-for-sale investment securities	130	380	7	517
Total	336	5,121	52	5,509

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	2,553	2	2,559
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Other liabilities	—	250	—	250
Total	4	3,895	2	3,901

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2014 and 2013.

Level 3 financial instruments

Level 3 financial instruments at 30 June 2014 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral.

(d)         Loans which are carried at fair value through profit or loss and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(e)          In other assets, Investments on behalf of policyholders who bear the investment risk (unit linked products) include debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

Notes to the Financial Statements

Group and Bank

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 June 2014 and 31 December 2013, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the period ended 30 June 2014 transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Transfers from Level 2 into Level 3 for the year ended 31 December 2013 include loans at fair value through profit or loss, private equity investments classified as available for sale, for which the price of the most recent investment, available to value these companies is more than a year old and derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

The main transfer out of Level 3 relates to debt securities in issue which, as at 30 June 2013, were valued based, primarily, on market observable CDS data and are no longer valued based on the price with which the Bank completed a tender offer.

Reconciliation of fair value measurements in Level 3 — Group

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	24	19	46	11	76
Gain / (losses) included in Income statement	19	(9)	—	—	2
Gain / (losses) included in OCI	—	—	1	—	—
Purchases	—	2	—	—	—
Settlements	(27)	—	—	—	(20)
Transfer into/ (out of) level 3	—	13	—	—	—
Balance at 30 June	16	25	47	11	58

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	8	95	11	—	600
Gain / (losses) included in Income statement	7	16	11	—	(36)	56
Gain / (losses) included in OCI	—	—	(4)	—	—	—
Purchases	—	—	14	—	—	—
Settlements	(16)	(13)	(96)	—	(69)	—
Transfer into/ (out of) level 3	—	8	26	—	181	(656)
Balance at 31 December	24	19	46	11	76	—

Notes to the Financial Statements

Group and Bank

Reconciliation of fair value measurements in Level 3— Bank

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	24	19	7
Gain / (losses) included in Income statement	18	(9)	—
Purchases	—	2	—
Settlements	(27)	—	—
Transfer into/ (out of) level 3	—	13	—
Balance at 30 June	15	25	7

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	19	70	600
Gain / (losses) included in Income statement	7	5	11	56
Gain / (losses) included in OCI	—	—	(3)	—
Settlements	(16)	(13)	(71)	—
Transfer into/ (out of) level 3	—	8	—	(656)
Balance at 31 December	24	19	7	—

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to Nil for the period ended 30 June 2014 and to €1 million, for the year ended 31 December 2013 which has been reported in “Net interest income” at Bank and Group level.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments and loans and advances to customers amount for the period ended 30 June 2014 for the Group to €1 million, €(1) million and €2 million respectively (31 December 2013: Nil, €5 million and €(36) million respectively).  Changes in unrealised gains/ (losses) included in the income statement of debt securities in issue for 2013 amount to Nil.

At Bank level changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments, for the period ended 30 June 2014 amount to €1 million and €(1) million respectively (31 December 2013: Nil and €5 million respectively). Changes in unrealised gains/ (losses) included in the income statement of debt securities in issue for 2013 amount to Nil.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option

Notes to the Financial Statements

Group and Bank

pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

The liquidity risk adjustment reflects, among other things, the illiquid nature of certain financial instruments and the cost that would be incurred to close out certain financial positions of the Group either by unwinding or disposing the actual market risk that the Group has undertaken.

Quantitative Information about Level 3 Fair Value Measurements as at 30 June 2014

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	16	Price Based	Price	31.80		100.30

Available-for-Sale investment securities	7	Price Based	Price	93.76		93.76
	8	Collateral Based	Factor of Collateral Realization	0.42		0.65
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	26	Price of Recent Investment	n/a (1)	n/a		n/a

Loans and advances to customers designated as at fair value through profit or Loss	58	Discounted Cash Flows	Credit Spread	200	bps	1500	bps

Interest Rate Derivatives	20	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%		92.50%
	1	Market Standard Black Scholes Model	FX pair correlation	-30.89%		93.00%

Insurance related assets and receivables	11	Price Based	Price	100.59		100.59

(1) Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements as at 31 December 2013

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	16	Price Based	Price	26.44		98.69
	8	Price Based	Liquidity Factor Adjustment	40.00%		40.00%

Available-for-Sale investment securities	7	Price Based	Price	93.76		93.76
	8	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	25	Price of Recent Investment	n/a (1)	n/a	(1)	n/a	(1)

Loans and advances to customers designated as at fair value through profit or Loss	76	Discounted Cash Flows	Credit Spread	200	bps	1500	bps

Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%		92.50%

Other Derivatives	5	Market Standard Black Scholes Model	Index volatility	5.00%		30.00%
	3	Market Standard Black Scholes Model	FX pair correlation	28.00%		68.00%

Insurance related assets and receivables	11	Price Based	Price	100.60		100.60

(1) Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in  the correlation inputs (e.g. the degree of correlation between  two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors.  Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Within other derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

For loans and advances to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

Notes to the Financial Statements

Group and Bank

NOTE 20:  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.6.2014	31.12.2013	30.6.2014	31.12.2013

NBG Securities S.A. (**)	Greece	2009-2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Kefalaiou S.A. (**)	Greece	2010 & 2012-2013	—	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2010 & 2012- 2013	100.00%	100.00%	98.10%	81.00%
Ethniki Leasing S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	93.33%
NBG Property Services S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	99.70%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2013	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.	Greece	2010-2013	70.00%	70.00%	—	—
National Insurance Brokers S.A. (**)	Greece	2010 & 2012-2013	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (**), (3)	Greece	2006-2010 & 2012-2013	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(3)	Greece	2012-2013	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.(3)	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethnodata S.A.(**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2013	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2013	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC	Greece	—	34.00%	34.00%	34.00%	34.00%
Karela S.A.	Greece	2010-2013	34.00%	34.00%	—	—
FB Insurance Agency Inc (2)	Greece	2012-2013	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C (**)	Greece	2010 & 2012-2013	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(**)	Greece	2010 & 2012-2013	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A. (**)	Greece	2012-2013	84.71%	84.71%	84.52%	84.52%
NBG Insurance Brokers S.A. (**)	Greece	2010 & 2012-2013	99.98%	99.98%	99.90%	99.90%
Anthos Properties S.A. (**)	Greece	2009-2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
Finansbank A.S. (*)	Turkey	2010-2013	99.81%	99.81%	82.23%	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2013	98.78%	98.78%	29.87%	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2009-2013	99.81%	99.81%	0.20%	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2009-2013	99.81%	99.81%	0.02%	0.01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2009-2013	81.30%	81.26%	5.30%	5.30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2009-2013	99.81%	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring) (*)	Turkey	2009-2013	99.81%	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) (*)	Turkey	2013	50.90%	50.90%	—	—
NBG Malta Holdings Ltd	Malta	2006-2013	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2013	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2013	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2004-2013	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2013	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2013	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2013	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2008-2013	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2013	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013	100.00%	100.00%	—	—
NBG Securities Romania S.A.	Romania	2008-2013	100.00%	100.00%	73.12%	73.12%
Banca Romaneasca S.A.	Romania	2008-2013	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2009-2013	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2013	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013	100.00%	100.00%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2013	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2013	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2013	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2013	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2007-2013	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2013	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2013	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2013	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2013	100.00%	100.00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2013	99.74%	99.74%	94.74%	94.39%
NBG Asset Management Luxemburg S.A.	Luxembourg	2009-2013	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2004-2013	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2004-2013	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2004-2013	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2013	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2013	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds	U.K.	2004-2013	100.00%	100.00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2013	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2013	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2013	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2013	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2013	100.00%	100.00%	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	—	—	100.00%	—	100.00%
Nash S.r.L.	Italy	2009-2013	34.00%	34.00%	—	—
Fondo Picasso	Italy	2009-2013	34.00%	—	—	—
Banka NBG Albania Sh.a.	Albania	2013	100.00%	100.00%	100.00%	100.00%

Notes to the Financial Statements

Group and Bank

(*) % of participation includes the effect of put and call option agreements.

(**) The financial years 2011, 2012 and 2013 were audited by the external auditor. The tax audit certificates of years 2011, 2012 and 2013 were issued, whereas 2011 is considered final for tax audit purposes and 2012 and 2013 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

(3) ASTIR Palace Vouliagmenis S.A., ASTIR Marina Vouliagmenis S.A. and Grand Hotel Summer Palace S.A. has been reclassified to Non-current assets held for sale (see Note 9).

The Group’s and Bank’s equity method investments		Tax years	Group		Bank
are as follows:	Country	unaudited	30.6.2014	31.12.2013	30.6.2014	31.12.2013

Social Securities Funds Management S.A. (**)	Greece	2010, 2012 & 2013	20.00%	20.00%	20.00%	20.00%
Larco S.A. (1)	Greece	2009-2013	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.(**)	Greece	2009-2010 & 2012-2013	21.21%	21.21%	21.21%	21.21%
Teiresias S.A. (**)	Greece	2010 & 2012-2013	39.93%	39.93%	39.93%	39.93%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20.89%	20.89%	20.89%	20.89%
Planet S.A. (**)	Greece	1.7.2009-30.6.2010 & 2012-2013	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2013	21.83%	21.83%	21.83%	21.83%
Aktor Facility Management S.A. (**)	Greece	—	—	35.00%	—	35.00%
SATO S.A.(**)	Greece	2006-2010 & 2012-2013	23.74%	—	23.74%	—
Olganos S.A.	Greece	—	33.60%	—	33.60%	—
Ethniki Insurance and Reinsurance Brokers S.A.	Greece	—	40.00%	—	—	—
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2013	33.27%	33.27%	—	—
Cigna Finans Pension	Turkey	2009-2013	48.91%	48.91%	—	—
UBB AIG Insurance Company A.D.	Bulgaria	2007-2013	59.97%	59.97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2013	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2013	19.98%	19.98%	—	—

(**) The financial years 2011, 2012 and 2013 were audited by the external auditor. The tax audit certificates of years 2011, 2012 and 2013 were issued, whereas 2011 is considered final for tax audit purposes and 2012 and 2013 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.

(2) Under liquidation.

Notes to the Financial Statements

Group and Bank

NOTE 21:  Events after the reporting period

On 23 July 2014, the European Commission announced approval of the Bank’s restructuring plan as submitted to the EC by the Finance Ministry on 25 June 2014.

On 12 August 2014, NBG Pangaea REIC purchased 11,654,011 shares in MIG Real Estate REIC (MIG) which represent 82.81% of MIG’s total paid-up share capital and voting rights (see NOTE 17:  Acquisitions, disposals and other capital transactions).

Furthermore, the Group has proceeded with the issuance of notes after 30 June 2014 (see NOTE 12:  Debt securities in issue, other borrowed funds and preferred securities).

NOTE 22:  Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 30 June 2014 of the financial instruments that have been reclassified during 2008 and 2010 and are still held by the Bank and the Group:

	Group			Bank
30 June 2014	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	906	906	—	906	906
Debt securities issued by Greek financial institutions	24	58	82	4	1	5
Debt securities issued by foreign financial institutions	12	—	12	2	—	2
Debt securities issued by Greek corporate entities	—	56	56	—	—	—
Debt securities issued by foreign corporate entities	6	—	6	—	—	—
Equity securities	22	—	22	9	—	9
Mutual funds	3	—	3	—	—	—
Total	67	1,020	1,087	15	907	922

The information presented below refers to reclassifications of financial instruments:

Group

In 2013, the Group reclassified €617 million bonds from available-for-sale into held to maturity because it now intends to hold these bonds until maturity.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2014, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €1,020 million. The market value of these securities is €489 million. During the period ended 30 June 2014, €9 million of interest income were recognised. Had these securities not been reclassified, the available-for-sale securities reserve, net of tax, would have been higher by €119 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2014, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently is €67 million. The market value of these securities is €65 million. During the period ended 30 June 2014, €1 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 June 2014 would have been higher by €8 million (€6 million net of tax.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2014, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €907 million. The market value of these securities is €379 million. During the period ended 30 June 2014, €6 million of interest income were recognised. Had these securities not been reclassified the available-for-sale securities reserve would have been higher by €113 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 30 June 2014, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently, is €15 million. The market value of these securities is €14 million. During the period ended 30 June 2014, €1 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 June 2014 would have been higher by €2 million and the available-for-sale securities reserve would have been lower by €1 million.

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2014 TO 30 JUNE 2014
(Published in accordance with rule 4/507/28.04.2009 of the Capital Market Commission)
(amounts in million EURO)

Company Information
Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	28 August 2014
Certified Public Accountant - Auditor:	Beate Randulf (RN SOEL 37541)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s Report:	Unqualified opinion
Issue date of Auditor’s report:	29 August 2014
Website:	www.nbg.gr

Statement of Financial Position (Consolidated and Standalone)

	Group		Bank
	30.6.2014	31.12.2013	30.6.2014	31.12.2013
ASSETS
Cash and balances with central banks	5,156	5,910	1,338	2,195
Due from banks (net)	2,926	2,847	3,993	3,478
Financial assets at fair value through profit or loss	2,471	3,087	1,984	2,411
Derivative financial instruments	4,287	3,671	3,375	2,581
Loans and advances to customers (net)	67,496	67,250	44,952	46,327
Available for sale investment securities	4,151	4,285	788	908
Held to maturity investment securities	1,418	1,237	908	902
Loans and receivables investment securities	10,593	11,955	10,297	11,660
Investment property	753	535	6	—
Investments in subsidiaries	—	—	6,991	8,209
Equity method investments	144	143	10	7
Goodwill, software & other intangible assets	1,752	1,709	109	111
Property & equipment	2,061	1,755	249	263
Deferred tax assets	3,587	2,409	3,400	2,189
Insurance related assets and receivables	778	721	—	—
Current income tax advance	497	441	467	435
Other assets	2,869	2,754	2,004	2,259
Non-current assets held for sale	242	221	262	262
Total assets	111,181	110,930	81,133	84,197

LIABILITIES
Due to banks	18,525	27,897	17,456	26,473
Derivative financial instruments	4,164	3,029	3,679	2,559
Due to customers	65,446	62,876	46,444	45,290
Debt securities in issue	3,453	2,199	888	810
Other borrowed funds	1,965	1,607	853	102
Insurance related reserves and liabilities	2,473	2,404	—	—
Deferred tax liabilities	71	53	—	—
Retirement benefit obligations	274	530	228	487
Current income tax liabilities	25	46	—	—
Other liabilities	3,179	2,406	1,444	2,093
Liabilities associated with non-current assets held for sale	12	9	—	—
Total liabilities	99,587	103,056	70,992	77,814

SHAREHOLDERS’ EQUITY
Share capital	2,414	2,073	2,414	2,073
Share premium account	14,060	11,975	14,057	11,972
Less: treasury shares	(1)	(2)	—	—
Reserves and retained earnings	(5,666)	(6,935)	(6,330)	(7,662)
Equity attributable to NBG shareholders	10,807	7,111	10,141	6,383

Non-controlling interests	707	683	—	—
Preferred securities	80	80	—	—
Total equity	11,594	7,874	10,141	6,383

Total equity and liabilities	111,181	110,930	81,133	84,197

Statement of Changes in Equity (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2014	30.6.2013	30.6.2014	30.6.2013

Balance at beginning of period	7,874	(2,042)	6,383	(3,930)
Changes during the period:
Total comprehensive income / (expense), net of tax	1,296	(112)	945	(16)
Share capital increase	2,426	9,790	2,426	9,790
Dividends declared	—	—	—	—
(Purchases) / disposals of treasury shares	1	(2)	—	—
Other changes	(3)	(35)	387	—
Balance at end of period	11,594	7,599	10,141	5,844

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted,  as well as the auditor’s report when necessary.

The Board of Directors
Georgios P. Zanias	Non-Executive Member - Chairman of the BoD
Alexandros G. Tourkolias	Executive Member - Chief Executive Officer
Dimitrios G. Dimopoulos	Executive Member - Deputy Chief Executive Officer
Paul K. Mylonas	Executive Member - Deputy Chief Executive Officer
Paula N. Hadjisotiriou	Executive Member - Deputy Chief Executive Officer
Stavros A. Koukos	Non-Executive Member
Efthymios C. Katsikas	Non-Executive Member
Petros N. Christodoulou	Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Dimitrios N. Afendoulis	Independent Non-Executive Member
Spyridon J. Theodoropoulos	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative
Charalampos A. Makkas	Hellenic Financial Stability Fund representative

Statement of Comprehensive Income (Consolidated and Standalone)

	Group		Group		Bank		Bank
	From 1.1 to		From 1.4 to		From 1.1 to		From 1.4 to
	30.6.2014	30.6.2013	30.6.2014	30.6.2013	30.6.2014	30.6.2013	30.6.2014	30.6.2013

Interest and similar income	2,627	2,798	1,336	1,402	1,226	1,236	612	616
Interest expense and similar charges	(1,116)	(1,189)	(576)	(565)	(429)	(552)	(219)	(266)
Net interest income	1,511	1,609	760	837	797	684	393	350

Fee and commission income	390	405	203	208	121	109	61	56
Fee and commission expense	(124)	(126)	(66)	(64)	(112)	(115)	(59)	(58)
Net fee and commission income / (expense)	266	279	137	144	9	(6)	2	(2)

Earned premia net of reinsurance	284	305	140	145	—	—	—	—
Net claims incurred	(247)	(272)	(123)	(127)	—	—	—	—
Earned premia net of claims and commissions	37	33	17	18	—	—	—	—

Net trading income / (loss) and results from investment securities	(62)	61	(128)	49	(85)	20	(121)	52
Net other income / (expense)	(14)	(38)	8	(17)	(9)	(26)	17	—
Total income	1,738	1,944	794	1,031	712	672	291	400

Personnel expenses	(554)	(656)	(278)	(333)	(286)	(364)	(143)	(181)
General, administrative and other operating expenses	(358)	(393)	(175)	(203)	(149)	(165)	(75)	(81)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(98)	(104)	(51)	(54)	(39)	(44)	(20)	(23)
Amortis. & write offs of intang. assets recognised on business combinations	(3)	(11)	—	(6)	—	—	—	—
Finance charge on put options of non-controlling interests	(3)	(4)	(3)	(3)	(3)	(4)	(3)	(3)
Credit provisions and other impairment charges	(718)	(590)	(351)	(279)	(503)	(363)	(252)	(162)
Share of profit of equity method investments	—	1	—	(1)	—	—	—	—
Profit/(loss) before tax	4	187	(64)	152	(268)	(268)	(202)	(50)
Tax benefit / (expense)	1,163	156	1,040	163	1,215	240	1,066	240
Profit / (loss) for the period, net of tax (A)	1,167	343	976	315	947	(28)	864	190
Attributable to:
Non-controlling interests	21	(1)	11	(2)	—	—	—	—
NBG equity shareholders	1,146	344	965	317	947	(28)	864	190

Other comprehensive income/(expense), net of tax (B)	129	(455)	100	(475)	(2)	12	(10)	6
Total comprehensive income/(expense), net of tax (A+B)	1,296	(112)	1,076	(160)	945	(16)	854	196

Attributable to:
Non-controlling interests	24	(3)	14	(4)	—	—	—	—
NBG equity shareholders	1,272	(109)	1,062	(156)	945	(16)	854	196

Earnings/(losses) per share (Euro) - Basic and Diluted:	€0.4224	€1.0550	€0.3181	€0.6843	€0.3487	€(0.0734)	€0.2847	€0.3543

Statement of Cash Flows (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2014	30.6.2013	30.6.2014	30.6.2013
Net cash flows from / (used in):
Operating activities	(5,377)	(658)	(4,458)	(1,279)
Investing activities	1,049	(385)	1,556	175
Financing activities	3,846	578	3,167	750
Net increase / (decrease) in cash and cash equivalents in the period	(482)	(465)	265	(354)
Effect of foreign exchange rate changes on cash and cash equivalents	20	(51)	6	(14)
Total cash inflows / (outflows) for the period	(462)	(516)	271	(368)
Cash and cash equivalents at beginning of period	4,255	4,167	3,498	3,524
Cash and cash equivalents at end of period	3,793	3,651	3,769	3,156

Notes

1) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2013 financial statements. Details are included in Note 2 of the condensed Interim financial statements as of 30.6.2014.

2) The Bank has been audited by the tax authorities up to and including the year 2008. The financial years 2009 and 2010 are currently being audited by the tax authorities whereas the financial years 2011, 2012 and 2013 were audited by the independent auditor of the Bank. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Note 20 of the condensed Interim financial statements as of 30.6.2014.

3) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Bank and the Group. As of 30.6.2014, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €69 million and €57 million respectively, and b) for other risks €15 million and €3 million respectively.

4) The number of Group and Bank employees as of 30.6.2014 was 35,227 and 10,031 respectively (30.6.2013: 36,093 and 11,549 respectively).

5) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 30.6.2014, amounted to €13 million, €44 million, €18 million, €4 million and €8 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 30.6.2014 were €3,862 million, €3,738 million, €62 million, €94 million and €2,800 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 30.6.2014, to €106 million, €16 million, €10 million and €11 million respectively and for the Bank alone the corresponding amounts amounted to €106 million, €6 million, €10 million and €3 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 30.6.2014, amounted to €617 million. The total payables of the Group and the Bank to the employee benefits related funds as of 30.6.2014, amounted to €158 million and €85 million respectively.

6) Acquisitions, disposals & other capital transactions:

(a) On 16.1.2013, the assets and liabilities of Astir Palace Vouliagmenis S.A. and its subsidiary Astir Marina Vouliagmenis S.A. were reclassified in “Non-current assets held for sale” in accordance with the decision of NBG and the agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”), following the decision to launch a tender for the sale of the companies. On 10.2.2014 the Bank announced the Preferred Investor. Approval by the HRADF on the above nominations was also granted on 13.2.2014.

(b) On 20.3.2014, NBG Pangaea REIC acquired 100% of mutual fund Fondo Picasso for €38 million.

(c) On 24.4.2014, the Bank disposed of its participation (35%) in the associate “AKTOR FACILITY MANAGEMENT S.A.” for a consideration of €1 million.

(d) On 19.6.2014, the Board of Directors of the Bank and the Ethniki Kefalaiou S.A agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be the 31.5.2014.

(e) In June 2014, the Bank initiated the procedure to dispose of its 100% participation in ANTHOS PROPERTIES S.A. and the assets and liabilities of the company were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

(f) On 12.8.2014, NBG Pangaea REIC acquired 82.81% of MIG’s total paid-up share capital and voting rights for a consideration of €33 million.

Details for the above transactions are included in Notes 9 & 17 of the condensed Interim financial statements as of 30.6.2014.

7) Included in Note 20 of the condensed Interim financial statements as of 30.6.2014, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. As of 30.6.2014 the following changes occurred in the Groups’ structure:

(a) Fully consolidated: On 10.5.2013 NBG International Holdings B.V. proceeded to the establishment of ARC Management Two EAD— SPV in Bulgaria, a wholly owned subsidiary which is included in the Group. On 28.5.2013 NBG International Holdings B.V. and NBG (Malta) Holdings Limited proceeded to the establishment of ARC Management One SRL— SPV in Romania, a wholly owned subsidiary which is included in the Group. On 10.5.2013 the Bank acquired, through the acquisition of “healthy” assets and liabilities the business of FBB, in which included and the 99% of voting rights of FB Insurance Agency Inc. which is under liquidation. On 26.7.2013 the Bank acquired, through the acquisition of “healthy” assets and liabilities the business of PROBANK in which included the following voting rights of five subsidiaries of PROBANK: Probank M.F.M.C. 100%, Profinance S.A. 100%, Probank Leasing S.A. 84.71%, NBG Insurance Brokers S.A. 99.98% and Anthos Properties S.A. 100%. As of 30.9.2013 E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) is included as subsidiary, from 23.12.2013 Nash SrL is included in the financial statements as subsidiary and from 20.3.2014 Fondo Picasso is included in the financial statements as subsidiary. Furthermore CPT Investments Ltd is no longer included in the condensed Interim financial statements due to its liquidation. In 31.3.2014 included for the first time and accounted for under the equity method investment the 23.74% associate SATO S.A. and the 33.60% jointly controlled company Olganos Property S.A., whereas in 30.6.2014 the 40% Ethniki Insurance and Reinsurance Brokers S.A. was included for the first time and accounted for under the equity method investment and the Bank disposed of its participation (35%) in the associate “AKTOR FACILITY MANAGEMENT S.A.”

(b) There are no entities exempted from the condensed Interim financial statements as of 30.6.2014.

(c) There have been no changes in the method of consolidation since the previous annual financial statements.

8) “Other comprehensive income for the period, net of tax” of the Group, in the current period, is comprised of €64 million relating to the movement of available for sale investments reserve, €111 million relating to currency translation differences and €(46) million relating to net cash flow hedge. The corresponding amounts for the Bank are comprised of €(2) million relating to the movement of available for sale investments reserve and NIL for the rest two cases.

9) As of 30.6.2014, the Group held 278,404 treasury shares with acquisition cost of €1 million approximately, while the Bank did not hold any treasury shares.

10) Other events:

(a) On 10.5.2014, the extraordinary general meeting of the Bank’s shareholders approved the share capital increase by €2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.3 Euro per share, through cancellation of the pre-emption rights for existing shareholders, completed on 13.5.2014. The subscription price was set at 2.2 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors. An amount of €341 million was credited to the share capital while the remaining €2,159 million less expenses of € (74) million was credited to the share premium account.

(b) On 23.7.2014, the European Commission announced approval of the Bank’s restructuring plan as submitted to the EC by the Finance Ministry on 25.6.2014.

11) Certain amounts in prior period have been reclassified to conform to the current presentation.

Details related to the above reclassifications are included in Note 22 of the condensed Interim financial statements as of 30.6.2014.

Athens, 28 August 2014

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER AND THE CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

Report on use of funds raised

Report on use of funds raised

NATIONAL BANK OF GREECE S.A.

Reg. No 6062/06/B/86/01

Headquarters: Eolou 86 Street, GR 10232 Athens

REPORT ON USE OF FUNDS RAISED FROM THE BANK’S SHARE CAPITAL INCREASE THROUGH THE ISSUANCE OF NEW ORDINARY SHARES WITH VOTING RIGHTS BY PAYMENT IN CASH UP TO €2.500 MILLION, THROUGH THE INTERNATIONAL PROCESS OUTSIDE GREECE TO INSTITUTIONAL AND OTHER ELIGIBLE INVESTORS AND WITH ABOLITION OF PREEMPTIVE RIGHTS TO EXISTING SHAREHOLDERS, IN ACCORDANCE WITH THE EXTRAORDINARY GENERAL MEETING OF THE BANK’S SHAREHOLDERS HELD ON 10 MAY 2014.

According to article 5 of Law 3556/2007 and the decisions 6 and 7/448/2007 of the Board of Directors of the Hellenic Capital Market Commission (“HCMC”), as amended and in force, as well as the article 4.1.2 of the Charter of the Athens Exchange (“ATHEX”) and the decision 25/17.07.2008 of the ATHEX, as amended and in force, it is hereby notified that from the Bank’s share capital increase in cash up to €2,500 million, through the international process outside Greece to institutional and other eligible investors and with abolition of pre-emptive rights to existing shareholders, in accordance with the Extraordinary General Meeting of the Bank’s shareholders held on 10 May 2014, 1,136,363,637  new ordinary registered shares with voting rights were issued and the capital raised amounted to €2,500,000,001.40.  On 12 May 2014, the Bank’s Board of Directors certified that the share capital increase was fully covered.  On 16 May 2014, the ATHEX accepted the 1,136,363,637 newly issued ordinary shares with voting rights for trading. On 20 May 2014, the trading commenced on the ATHEX.

Report on Use Of Funds raised from Bank’s share capital increase in cash

Description of Use of Funds	Total raised Funds (amounts in €)	Use of Funds as of 30 June 2014 (amounts in €)	Balance of Funds (amounts in €)
1. Strengthen the Bank’s capital base	2,500,000,001.40	(2,500,000,001.40)	—
2, Issue costs	(73,751,873.40)	73,751,873.40	—
Net	2,426,248,128.00	(2,426,248,128.00)	—

Athens, 28 August 2014

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER AND THE CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

Auditor’s report on use of funds raised

TRANSLATION

REPORT ON FINDINGS FROM CARRYING OUT AGREED UPON PROCEDURES ON THE “REPORT ON USE OF FUNDS RAISED”

To the Board of Directors of the National Bank of Greece S.A.

We have performed the procedures agreed in the Engagement Letter of 25/07/2014, as enumerated below, with respect to the ‘‘Report on Use of Funds Raised’’ (hereinafter “the Report”). The Management of National Bank of Greece S.A. (hereinafter “the Bank”) is responsible for the preparation of this Report, in compliance with the provisions of Greek Capital Market Decision 7/448/11.10.2007, as well as the Athens Exchange Decision 25/17.07.2008 (hereinafter “Decisions”).

Our engagement was undertaken in accordance with the International Standard on Related Services ISRS 4400, applicable to “agreed upon procedures engagements”. Our responsibility is to perform the agreed upon procedures enumerated below and to report our findings to you.

Procedures Carried out

The agreed upon procedures which we have carried out are as follows:

1.              Evaluate whether the content of the Report complies with the aforementioned Decisions.

2.              Evaluate its consistency with the content of the corresponding Prospectus issued by the Bank on 13/05/2014, as well as, with the relevant resolutions and announcements made by the responsible persons and Committees of the Bank.

3.              Evaluate whether the amount of the share capital increase mentioned in the Report agrees with (a) the corresponding amount, approved by the Extraordinary General Meeting of the Bank’s shareholders held on 10/05/2014, (b) the amount stated in the aforementioned Prospectus, (c) the amount deposited to account 101.00.2002284790, (IBAN GR 11014010101002002284790) held by the Bank in bank “ALPHA BANK S.A.”.

4.              Examine whether the amount certified by the Board of Directors of the Bank, through its 12/05/2014 resolution, agrees with the amount posted in the Books and Records of the Bank, with reference to the specific share capital increase, by reviewing all accounting entries relevant to the specific share capital increase.

5.              Compare the share capital issue costs, stated in the Report with the corresponding amount derived from the Books maintained by the Bank, by examining the relevant documentation on a sample basis.

6.              Examine whether the funds raised from the share capital increase have been allocated as stipulated in the Offering Circular:

i.                  To cover the capital shortfall between the capital actions of €1,040 million approved by the Bank of Greece and the €2,183 billion capital need identified by the Bank of Greece (under the baseline scenario) which is €1,143 million,

ii.               to strengthen its capital position, under fully-loaded Basel III rules, providing further capital flexibility

Findings:

Based on the agreed upon procedures carried out we:

1.              Ascertained that the content of the Report complies with the aforementioned Decisions.

2.              Confirmed its consistency with the content of the corresponding Prospectus, issued by the Bank on 13/05/2014, as well as with the relevant resolutions and announcements made by the responsible persons and Committees of the Bank.

3.              Examined that the amount of share capital increase mentioned in the Report agrees with (a) the corresponding amount approved by the Extraordinary General Meeting of the Bank’s Shareholders held on 10/05/2014, (b) the amount stated in the aforementioned Prospectus, (c) the amount that has been deposited to account 101.00.2002284790, (IBAN GR 11014010101002002284790) held by the Bank in bank “ALPHA BANK S.A.”.

4.              Confirmed that the amount certified by the Board of Directors of the Bank, through its 12/05/2014 resolution, agrees with the amount posted in the Books and Records of the Bank, with reference to the specific share capital increase, by reviewing all accounting entries relevant to the specific share capital increase.

5.              Agreed the share capital issue costs, stated in the Report to the corresponding amount derived from the Books and Records maintained by the Bank, by examining the relevant documentation on a sample basis.

6.              Confirmed that the funds raised from the share capital increase have been allocated as stipulated in the Offering Circular:

i.                  To cover the capital shortfall between the capital actions of €1,040 million approved by the Bank of Greece and the €2,183 million capital need identified by the Bank of Greece (under the baseline scenario) which is €1,143 million,

ii.               to strengthen its capital position, under fully-loaded Basel III rules, providing further capital flexibility

Taking into account that the relevant procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance other than the factual findings reported above.

Had we performed additional procedures or had we conducted an audit or review, it is possible that other matters might have come to our attention that would have been reported to you in addition to the findings discussed in the aforementioned paragraph.

Our report is exclusively addressed to the Bank’s Board of Directors for the purposes of complying with the regulatory framework of Athens Exchange and the applicable legislation governing the (Greek) capital markets.  Consequently,  this Report is not to be used for any other purpose as this report relates only to the items specified above and does not extend to the condensed interim financial statements published by the Bank for the period ended 30 June 2014 on which we have issued a separate review report dated on 29 August 2014.

Athens, 29 August 2014

The Certified Public Accountant

Beate Randulf

Reg. No. SOEL: 37541

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Paula Hadjisotiriou

(Registrant)

Date: August 29th, 2014

Deputy Chief Executive Officer